EXHIBIT 1
BARRICK GOLD CORPORATION
BCE Place
TD Canada Trust Tower, Suite 3700
P.O. Box 212
161 Bay Street
Toronto, Ontario
M5J 2S1
ANNUAL INFORMATION FORM
For the year ended December 31, 2006
Dated as of March 30, 2007

BARRICK GOLD CORPORATION
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

GLOSSARY OF TERMS	3

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	8

FORWARD-LOOKING INFORMATION	8

SCIENTIFIC AND TECHNICAL INFORMATION	9

GENERAL INFORMATION	9

Incorporation	9
Subsidiaries	10
Areas of Interest	10
General Development of the Business	10
Transactions	13

NARRATIVE DESCRIPTION OF THE BUSINESS	17

Production and Total Cash Costs	17
Mineral Reserves and Mineral Resources	19
Marketing and Distribution	28
Employees and Labour Relations	29
Competition	29

REGIONAL BUSINESS UNITS	30

North America	30
Goldstrike Property	30
Australia Pacific	36
Africa	36
South America	37
Lagunas Norte Mine	37
Veladero Mine	41
Zaldívar Mine	45
Pascua-Lama Project	49

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EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT	53

ENVIRONMENT AND CLOSURE	57

FINANCIAL RISK-MANAGEMENT	58

LEGAL MATTERS	62

Government Controls and Regulations	62
Litigation	63

RISK FACTORS	66

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	74

CONSOLIDATED FINANCIAL STATEMENTS	74

CAPITAL STRUCTURE	75

RATINGS	78

MARKET FOR SECURITIES	80

MATERIAL CONTRACTS	80

TRANSFER AGENTS AND REGISTRARS	81

DIVIDEND POLICY	81

DIRECTORS AND OFFICERS OF THE COMPANY	81

AUDIT COMMITTEE	84

Audit Committee Mandate	84
Composition of the Audit Committee	88
Participation on Other Audit Committees	89
Audit Committee Pre-Approval Policies and Procedures	89
External Auditor Service Fees	90

CONTROLS AND PROCEDURES	90

ADDITIONAL INFORMATION	91

-ii-

GLOSSARY OF TERMS
Assay
   Analysis to determine the amount or proportion of the element of interest contained within a sample.
Autoclave system
     Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.
Ball mill
     A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
By-product
     A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
Carbonaceous
     Containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the mass.
Carbon-in-leach (C-I-L)
     A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occurs simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren pulp, processed to remove the precious metals and finally prepared for reuse.
Concentrate
     A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
Contained ounces
     Represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process.
Contango
     The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.
Crushing
     Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
Cyanidation
     A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.
Cut-off grade
     The minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

Development
     Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.
Dilution
     Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.
Doré
     Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.
Drift
     A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.
Drift-and-fill
     A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.
Drilling
     Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.
     Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed.
     Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.
     In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
Exploration
     Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.
Flotation
     A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.
Grade
     The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Grinding (Milling)
     Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching
     A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.
Lode
     A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
Long-hole open stoping
     A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Metric conversion
Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius
Mill
     A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling).
Mineral reserve
     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.
Mineral resource
     See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources”.
Mining claim
     That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.
Net profits interest royalty
     A royalty based on the profit remaining after recapture of certain operating, capital and other costs.
Net smelter return royalty
     A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.
Open pit mine
     A mine where materials are removed entirely from a working that is open to the surface.
Ore
     Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody
     A sufficiently large amount of ore that is contiguous and can be mined economically.
Oxide ore
     Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.
Qualified Person
     See “Scientific and Technical Information”.
Reclamation
     The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and revegetation of waste rock and other disturbed areas.
Reclamation and Closure Costs
     The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.
Recovery rate
     A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.
Refining
     The final stage of metal production in which impurities are removed from the molten metal.
Refractory material
     Mineralized material in which the metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbons or other constituents that reduce gold recovery.
Roasting
     The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).
Shaft
     A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.
Stope
     An underground excavation from which ore is extracted.
Strike length
     The distance measured along the longest horizontal dimension of an orebody or zone of mineralization.
Tailings
     The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility
     A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
Tons
     Short tons (2,000 pounds).
Total cash costs
     See “Narrative Description of the Business - Production and Total Cash Costs”.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION
     All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. For Canadian dollars to U.S. dollars, the average exchange rate for 2006 and the exchange rate at December 31, 2006 were one Canadian dollar per 0.8818 and 0.8581 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2006 and the exchange rate at December 31, 2006 were one Australian dollar per 0.7535 and 0.7913 U.S. dollars, respectively.
     Barrick Gold Corporation (“Barrick” or the “Company”) prepares its financial statements in accordance with the United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, unless otherwise indicated, financial information in this Annual Information Form is presented in accordance with U.S. GAAP. The consolidated financial statements of the Company for the year ended December 31, 2006 (the “Consolidated Financial Statements”) are incorporated by reference in this Annual Information Form.
     Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the U.S. Securities and Exchange Commission (the “SEC”), applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2006, 1.88 million ounces of Cortez reserves and the mineralization at the Pueblo Viejo and Buzwagi projects were classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.
FORWARD-LOOKING INFORMATION
     Certain information contained or incorporated by reference in this Annual Information Form, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, South Africa, Pakistan, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources” and “Risk Factors” and to the “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2006” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.
     The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
SCIENTIFIC AND TECHNICAL INFORMATION
     Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of, or has been reviewed by, Jacques McMullen, Vice President, Metallurgy and Process Development of Barrick, Rick Allan, Director - Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick.
     Scientific or technical information in this Annual Information Form relating to the geology of particular properties, and the exploration programs described in this Annual Information Form, are prepared and/or designed and carried out under the supervision of Robert Krcmarov, Vice President, Exploration of Barrick.
     Each of Messrs. McMullen, Allan, Sims and Davidson is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.
GENERAL INFORMATION
Incorporation
     Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “– Transactions”). Barrick’s head and registered office is located at BCE Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries
     A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, operating subsidiaries and associated subsidiaries as at March 28, 2007 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned unless otherwise noted.
Areas of Interest
     A map showing Barrick’s mining operations and projects as at March 28, 2007 is set out at the end of this “General Information” section.
General Development of the Business
     Barrick entered the gold mining business in 1983 and is now the largest gold mining company in the world in terms of production, reserves and market capitalization. The Company has operating mines or projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan, Russia, South Africa and Tanzania. The Company’s principal products and sources of earnings are gold and copper.
     During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s flagship Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base to ensure growth in reserves and production, and now also operates in South America, Africa, Australia, Papua New Guinea, Pakistan, Russia and Central Asia.
     Barrick has employed a growth strategy that involves acquisitions, a district development program and exploration. In 2006, Barrick acquired Placer Dome, which included 12 mines and 4 significant projects. For details of recent acquisitions and dispositions, see “–Transactions”. The district development program involves focusing exploration on and around existing properties. Through this program, the Company discovered and brought into production the Goldstrike Underground mine and related mineral deposits on the Goldstrike property. In the years leading up to 2003, exploration spending across the mining industry, particularly among junior companies, was in a state of general decline. During this same period, Barrick increased its exploration activities and engaged in early stage exploration in four major areas: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery of the Lagunas Norte deposit in the Alto Chicama District in Peru in 2002. Barrick’s exploration program continues to focus both on areas around our existing mines and early stage exploration activities in the United States, Canada, Peru, Tanzania, Australia, Argentina, Chile, Papua New Guinea, Russia, Pakistan and Central Asia.
     From 2002 to 2004, gold production at Barrick’s mines decreased and average total cash costs per ounce increased. However, in 2005, overall gold production increased from 2004 as Barrick’s Lagunas Norte and Veladero mines commenced operations in the second half of 2005. In 2006, with Barrick’s acquisition of Placer Dome and the completion of the sale of certain assets to Goldcorp Inc. (“Goldcorp”), production was 8.64 million ounces of gold and 367 million pounds of copper, with total cash costs of $282 per ounce and $0.79 per pound, respectively. Prior to 2006, Barrick did not produce a significant amount of copper. 2007 gold production is targeted at approximately 8.1 to 8.4 million ounces at expected average total cash costs of $335 to $350 per ounce. 2007 copper production is targeted at approximately 400 million pounds at expected total cash costs of approximately $0.90 per pound. The processing of lower average ore grades and higher waste stripping is contributing to the slight decrease in expected 2007 gold production. A continuing trend of industry wide cost pressures for materials, consumables and labor, together with the processing of lower average ore grades and higher waste stripping, are contributing to higher expected 2007 total cash costs per ounce.
     At December 31, 2006, proven and probable mineral reserves for Barrick were 123.1 million ounces of gold, with mineral resources of 35.0 million ounces of measured and indicated gold and 24.9 million ounces of inferred gold. Barrick also had proven and probable mineral reserves of 6.0 billion pounds of copper, with mineral resources of 6.6 billion pounds of measured and indicated copper and 5.0 billion pounds of inferred copper. For a breakdown of Barrick’s reserves and resources by category, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.
     For the year ended December 31, 2006, Barrick produced 8.64 million ounces of gold. The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2006(6)	2005
		(thousands	(thousands
		of ounces)	of ounces)

North America
Goldstrike Property, Nevada
Goldstrike Open Pit	100%	1,388	1,514
Goldstrike Underground	100%	477	510

Goldstrike Property total		1,865	2,024
Eskay Creek Mine, British Columbia	100%	113	172
Round Mountain Mine, Nevada(2)	50%	340	368
Hemlo Property, Ontario (2)	50%	205	230
Marigold Mine, Nevada (2)	33%	50	69
Bald Mountain Mine	100%	273	n/a
Cortez Mine	60%	253	n/a
Turquoise Ridge Mine	75%	180	n/a
Golden Sunlight Mine	100%	93	n/a

		3,372	2,863

South America
Veladero Mine, Argentina(3)	100%	511	56
Pierina Mine, Peru	100%	509	628
Lagunas Norte Mine, Peru(3)	100%	1,084	550

		2,104	1,234

Australia Pacific
Plutonic Mine, Western Australia	100%	237	251
Darlot Mine, Western Australia	100%	137	135
Lawlers Mine, Western Australia	100%	110	131

Gold Mines	Ownership(1)	2006(6)	2005
		(thousands	(thousands
		of ounces)	of ounces)

Kalgoorlie Mine, Western Australia (2)	50%	338	417
Granny Smith Mine, Western Australia	100%	295	n/a
Kanowna Mine, Western Australia	100%	477	n/a
Osborne Mine, Queensland, Australia	100%	30	n/a
Henty Mine, Tasmania	100%	68	n/a
Cowal Mine, Central New South Wales, Australia (4)	100%	122	—
Porgera Mine, Papa New Guinea	75%	406	n/a

		2,220	934

Africa
Bulyanhulu Mine, Tanzania	100%	330	311
Tulawaka Mine, Tanzania(2)	70%	98	87
North Mara Mine, Tanzania	100%	362	n/a
South Deep Mine, South Africa(5)	50%	124	n/a

		914	398

Other		33	31

Company Total		8,643	5,460

(1)	Barrick’s interest is subject to royalty obligations at certain mines.

(2)	Barrick’s proportional share.

(3)	The Veladero and Lagunas Norte mines commenced production in the second half of 2005.

(4)	The Cowal mine commenced production in May 2006.

(5)	Barrick sold its interest in the South Deep mine in December 2006.

(6)	Barrick’s share of the acquired Placer Dome mines production reflects the results from January 20, 2006.
     For the year ended December 31, 2006, Barrick produced 367 million pounds of copper. Barrick did not produce any significant amount of copper prior to the production from the copper mines acquired with Placer Dome in 2006. The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2006(1)	2005(2)
		(millions of	(millions of
		pounds)	pounds)

Zaldívar Mine, Chile	100%	308	n/a
Osborne Mine, Queensland, Australia	100%	59	n/a

Company Total		367

(1)	Barrick’s share of the acquired Placer Dome mines production reflects the results from January 20, 2006.

(2)	The 2005 comparative period for copper has not been included as Barrick did not produce any significant amount of copper prior to the production from the copper mines acquired with Placer Dome.
     See Note 4 “Segment Information” to the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2006 (the “Management’s Discussion and Analysis”) for further information on the Company’s operating and geographic segments.
Transactions
     Placer Dome
     Following the completion of acquisition of 100% of the shares of Placer Dome on March 8, 2006, Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006. Barrick’s total acquisition costs for Placer Dome were approximately $10.0 billion, including $1.3 billion in cash and 322.8 million Barrick common shares. Barrick accounted for its acquisition of Placer Dome as a purchase business combination, with Barrick as the accounting acquirer. On February 10, 2006, Barrick filed a business acquisition report in connection with its acquisition of Placer Dome in accordance with applicable securities laws, which is incorporated by reference in this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, under cover of Form 6-K furnished on February 14, 2006. For additional information regarding Barrick’s accounting for the acquisition of Placer Dome, see Note 3 to the Consolidated Financial Statements.
     The properties acquired by Barrick as a result of its acquisition of Placer Dome include 12 producing mines based in North America, South America, Africa, Australia and Papua New Guinea, and four significant projects that are in various stages of exploration/development. Of these properties, the most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa (see “– Transactions – Sale of South Deep Mine to Gold Fields Limited”). The most significant projects are Cortez Hills and Donlin Creek in the United States, Sedibelo in South Africa, and Pueblo Viejo in the Dominican Republic (see “–Transactions – Sale of Certain Placer Dome Operations to Goldcorp”). For a description of Barrick’s principal operating properties, see “Principal Regions”.
     In 2006, Barrick substantially completed the integration of Placer Dome’s mines and offices. The integration plan focused on integrating people and mining operations of Placer Dome, consolidation of certain business functions and exploration offices, and elimination of redundancies between the two organizations. Barrick has identified over $200 million in annual synergies from the combined companies and expects to achieve at least $200 million in annual synergies starting in 2007.
     Sale of Certain Placer Dome Operations to Goldcorp
     In May 2006, Barrick completed the sale of Placer Dome (CLA) Limited to Goldcorp pursuant to the provisions of a bid support and purchase agreement between Barrick and Goldcorp dated October 30, 2005 which the parties entered into in connection with Barrick’s bid for Placer Dome. Total cash consideration received by Barrick from the sale to Goldcorp was approximately $1.6 billion. On completion, Goldcorp acquired all of Placer Dome’s Canadian properties and operations (other than the office in Vancouver), including all historic mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic. Goldcorp also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities.
     Acquisition of Interest in Reko Diq
     In September 2006, Barrick completed the acquisition of a 50% interest in Atacama Copper Pty Ltd. (“Atacama”), which has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests. The Reko Diq project is located in a mining district which has significant gold and copper porphyry deposits as part of an extended gold and copper belt. Barrick paid cash consideration of $123 million, including the cost of acquiring a claw-back right held by BHP Billiton, and Barrick committed to fund its share of an exploration program at Reko Diq. See “Exploration, Development and Business Development”.
     Sale of South Deep Mine to Gold Fields Limited
     In December 2006, Barrick sold its 50% interest in the South Deep Mine in South Africa to Gold Fields Limited (“Gold Fields”) for consideration of $1.5 billion, of which $1.2 billion was paid in cash and the balance in Gold Fields shares with a value of $308 million on closing.
     Acquisition of Pioneer Metals Corporation and an Interest in NovaGold Resources Inc.
     In July 2006, Barrick commenced offers for the shares of both Pioneer Metals Corporation (“Pioneer”) and NovaGold Resources Inc. (“NovaGold”). Barrick concluded its offer for NovaGold in December 2006, acquiring an approximate 15% interest in NovaGold for cash of approximately $218 million. Barrick concluded its offer for Pioneer in December 2006, acquiring an approximate 91% interest in Pioneer for cash of approximately $53 million. In March 2007, Barrick acquired the remaining shares of Pioneer by way of an amalgamation.
     Vend-in of Assets of Highland
     In December 2006, Barrick transferred ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million common shares of Highland Gold Mining Ltd. (“Highland”), increasing Barrick’s interest in Highland from 20% to 34%. See “Exploration, Development and Business Development”.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
Sutton Resources Ltd. (British Columbia)
Romanex International Limited (British Columbia)
40%
Kabanga Nickel Company Limited (Tanzania)
Kabanga Project (Tanzania)
BGC Holdings Ltd. (Cayman Islands)
Barrick Holdings International Ltd. (Cayman Islands)
Barrick International Bank Corp. (Barbados)
17%
Kabanga Holdings Limited (Cayman Islands)
50%
Barrick Gold (Russia) Limited (Cyprus)
50%
CJSC Fedorovo Resources (Moscow)
Fedorovo Project (Russia)
Barrick South America Ltd. (Cayman Islands)
KMCL Holdings Ltd. (Cayman Islands)
Kahama Mining Corporation Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
Barrick Holdings Ltd. (Cayman Islands)
61%
39%
Inversiones Barrick Gold South America Ltda (Chile)
South American Mineral Ventures Limited (Cayman Islands)
Minera Barrick Misquichilca S.A. (Peru)
Pierina Mine (Peru)
Lagunas Norte Mine (Peru)
Compania Minera Cerro Amarillo (Chile)
Barrick Exploraciones Argentina S.A. (Argentina)
Compania Minera San Jose Inc. (Cayman Islands)
Compania Minera Nevada Ltda. (Chile)
Pascua-Lama Project (Chile/Argentina)
Exploraciones Mineras Argentinas S.A. (Panama)
Compania Minera San Jose, de Argentina (Cayman Islands)
ABX Financeco Inc. (Delaware)
Barrick Gold Exploration Inc. (Delaware)
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Property (United States)
Western 102 Power Plant (United States)
Barrick Holding Co (California)
Barrick (HMC) Mining Company (Delaware)
Homestake Mining Company of California (California)
33%
Marigold Mine (United States)
Barrick Gold Finance Inc. (Delaware)
Barrick Gold Finance Company (Nova Scotia)
87%
13%
Barrick Gold Inc. (Ontario)
50%
Hemlo Property (Canada)
Eskay Creek Mine (Canada)
Argentina Gold Corp (Canada)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
55%
45%
Argentina Gold (Bermuda) II Ltd. (Bermuda)
Minera Argentina Gold S.A. (Argentina)
Veladero Mine (Argentina)
Bargold Corporation (Delaware)
25%
Homestake Nevada Corporation (California)
25%
Round Mountain Mine (United States)
BGC Finance Pty Ltd. (Northern Territory)
Ruby Hill Mine (United States)
PGI Acquisition Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
1051694 Ontario Inc. (Ontario)
Pangea Minerals Ltd. (Tanzania)
70%
Tulawaka Mine (Tanzania)
Buzwagi Project (Tanzania)
50%
Atacama Copper Pty Limited (New South Wales)
Tethyan Copper Company Limited (Western Australia)
75%
Reko Diq Project (Pakistan)
PDG Sona (Cayman) Limited (Cayman Islands)
PDG Aurora LLC (Cayman Islands)
Placer B-C Limited (Grand Cayman)
Zaldivar Chile Inc. (Grand Cayman)
Compania Minera Zaldivar (Chile)
Zaldivar Mine (Chile)
Barrick North America Holding Corporation (Nevada)
75%
Barrick Turquoise Ridge Inc. (Delaware)
Turquoise Ridge Mine (United States)
Barrick Gold U.S. Inc. (California)
Donlin Creek Project (United States)
30%
Bald Mountain Mine (United States)
Barrick Cortez Inc. (Delaware)
60%
Cortez Mine (United States)
Cortez Hills Project (United States)
Golden Sunlight Mines Inc. (California)
Golden Sunlight Mine (United States)
Barrick Mining Company (Australia) Limited (New South Wales)
Forsayth NL (Western Australia)
Lawlers Mine (Australia)
Granny Patch Mining Limited (Queensland)
Sundowner Minerals NL (New South Wales)
Darlot Mine (Australia)
Plutonic Operations Limited (New South Wales)
Plutonic Mine (Australia)
Barrick Gold of Australia Limited (South Australia)
50%
Kalgoorlie Consolidated Gold Mines Pty Ltd. (Western Australia)
KCGM Superpit (Australia)
Barrick Australia Limited (South Australia)
Cowal Mine (Australia)
Barrick (PD) Australia Limited (New South Wales)
Barrick (Osborne) Pty. Limited (N.S.W.)
Osborne Mine (Australia)
Barrick (Granny Smith) Pty. Limited (Western Australia)
60%
Granny Smith Mine (Australia)
40%
AurionGold Limited (A.C.T.)
Delta Gold Limited (New South Wales)
Barrick (GSM) Ltd. (New South Wales)
Barrick (Goldfields PNG Holdings) Limited (Papua New Guinea)
25%
Porgera Mine (Papua New Guinea)
50%
Delta Gold Limited (New South Wales)
Barrick (Kanowna) Limited (Queensland)
Kanowna Belle Mines (Australia)
Barrick (Henty) Limited (Western Australia)
Henty Mine (Australia)
East African Investments Pty. Ltd. (South Australia)
13.26%
86.74%
East African Gold Mines Limited (Australian Capital Territory)
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
60%
Dominicana Holdings Inc. (Barbados)
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Project (Dominican Republic)
Barrick (PNG) Limited (Papua New Guinea)
Barrick (Niugini) Limited (Papua New Guinea)

NARRATIVE DESCRIPTION OF THE BUSINESS
Production and Total Cash Costs
     For the year-ended December 31, 2006, Barrick produced 8.64 million ounces of gold at average total cash costs of $282 per ounce and 367 million pounds of copper at average total cash costs of $0.79 per pound. Barrick’s 2007 gold production is targeted at approximately 8.1 to 8.4 million ounces at expected average total cash costs of $335 to $350 per ounce. 2007 copper production is targeted at approximately 400 million pounds at expected total cash costs of approximately $0.90 per pound. The processing of lower average ore grades and higher waste stripping is contributing to the slight decrease in expected 2007 gold production. A continuing trend of industry wide cost pressures for materials, consumables and labor, together with the processing of lower average ore grades and higher waste stripping, are contributing to expected higher 2007 total cash costs per ounce. See “Forward-Looking Information”.
     Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows Barrick to monitor and manage those factors that impact production costs on a monthly basis. Barrick calculates total cash costs based on its equity interest in production from its mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons processed, as applicable. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In Barrick’s income statement, amortization is presented separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. Barrick has provided the reconciliations set out below to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, Barrick recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.
     Management believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where Barrick holds less than a 100% share in the production, it excludes the economic share of gold production that flows to its partners who hold a non-controlling interest. Consequently, for the South Deep and Tulawaka mines, although Barrick fully consolidated these mines in its Consolidated Financial Statements, its production and total cash cost statistics only reflect its equity share of the production.
     In managing its mining operations, Barrick disaggregates cost of sales between amortization and the other components of cost of sales. Barrick uses total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of its regional business units. Management uses these statistics to assess how well the Company’s regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of the Company’s mining operations. Management also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, management is better able to identify and address key performance trends. Management believes that the presentation of these statistics in this manner in this Annual Information Form enhances the ability of investors to assess the Company’s performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect Barrick’s profitability and ability to generate cash flow.
     The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. Management believes that it has compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. Management believes that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.
     Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate these measures differently.
Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	For the years ended Dec.31
($ millions, except per ounce/pound information in	Gold			Copper[1]
dollars)	2006	2005	2004	2006

Cost of sales[2]	$2,343	$1,214	$1,047	$393
Cost of sales at South Deep included in discontinued operations	101	—	—	—
Cost of sales attributable to non-controlling interests[3]	(63)	(7)	—	—
Inventory purchase accounting adjustments included in cost of sales[4]	(11)	—	—	(97)

Cost of sales as adjusted	2,370	1,207	1,047	296
Amortization at producing mines-consolidated	627	409	425	66
Amortization at South Deep included in discontinued operations	18	—	—	—
Amortization at producing mines attributable to non-controlling interests[3]	(16)	(5)	—	—

Amortization at producing mines-equity basis	629	404	425	66
Inventory purchase accounting adjustments[4]	11	—	—	97

Cost of sales including amortization and inventory purchase accounting adjustments-equity basis	$3,010	$1,611	$1,472	$459

Total cash costs per ounce/pound	For the years ended Dec.31
	Gold		Copper[1]
(Per ounce/pound information in dollars)	2006	2005	2004	2006

Ounces/pounds sold – consolidated (thousands/millions)	8,566	5,353	4,936	376
Sales attributable to non-controlling interests[3]	(176)	(33)	—	—

Ounces/pounds sold – equity basis	8,390	5,320	4,936	376

Total cash costs per ounce/pound – equity basis	$282	$227	$214	$0.79
Amortization per ounce/pound – equity basis	76	76	86	0.17
Inventory purchase accounting adjustments per ounce/pound	1	—	—	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[3]	2	—	—	—

Total costs per ounce/pound[5] – consolidated basis	$361	$303	$300	$1.22

[1]	The 2005 and 2004 comparative periods for copper have been omitted as Barrick did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

[2]	The aggregate amount of cost of sales for gold and copper is as per Barrick’s Consolidated Financial Statements.

[3]	Relates to a 30% interest in Tulawaka and a 50% interest in South Deep.

[4]	Based on Barrick’s equity interest.

[5]	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.
Mineral Reserves and Mineral Resources
     At December 31, 2006, Barrick’s total proven and probable gold mineral reserves were 123.1 million ounces. In aggregate, Barrick increased its total reserves from year-end 2005 by approximately 34 million ounces. This increase in gold reserves is a combination of Barrick acquiring approximately 35 million contained ounces of gold reserves in connection with its acquisition of Placer Dome (net of the gold reserves at South Deep, which Barrick sold in December 2006); adding approximately 9.1 million contained ounces of gold reserves (primarily attributable to additional reserves at Pueblo Viejo, Lagunas Norte and Porgera), which includes the reclassification of approximately one million ounces of gold reserves to mineralized material in respect of the Pascua-Lama project; and producing 8.64 million ounces of gold (10.1 million contained ounces) (see “Regional Business Units — South America – Pascua-Lama Project” and “- Reconciliation of Mineral Reserves”). At December 31, 2006, Barrick’s total proven and probable copper mineral reserves were 6.0 billion pounds. During 2006, Barrick produced 367 million pounds of copper (419 million contained pounds). Except as noted below, 2006 reserves have been calculated using an assumed gold price of $475 (A$640) per ounce, a silver price of $8.50 per ounce, a copper price of $1.50 per pound and exchange rates of $1.21 C$/U.S.$ and $0.74 U.S.$/A$. Reserves at the Kalgoorlie property assumed a gold price of $500 ($A675). Copper reserves at the Osborne property assumed a copper price of $1.75 per pound. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.
     Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2006 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Vice President, Metallurgy and Process Development, Rick Allan, Director — Engineering and Mining Support, and Rick Sims, Manager Corporate Reserves. Such calculations incorporate then current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Reserves, Resources and Reconciliation Tables”. Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by Mr. McMullen, Mr. Allan and/or Mr. Sims, employees under their supervision, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Principal Regions”.
     Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934, which (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “– Notes to the Mineral Reserves, Resources and Reconciliation Tables”). For U.S. reporting purposes, as at December 31, 2006, 1.88 million ounces of Cortez reserves and the mineralization at the Pueblo Viejo and Buzwagi projects were classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.
     Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Forward-Looking Information”.
     Definitions
     A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
     An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
     An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
     A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.
     A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
     A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

GOLD MINERAL RESERVES (1),(3),(4),(7),(10),(11)

As at December 31, 2006	PROVEN			PROBABLE			TOTAL
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)

NORTH AMERICA
Goldstrike Open Pit	62,699	0.117	7,336	42,507	0.136	5,786	105,206	0.125	13,122
Goldstrike Underground	3,108	0.495	1,538	4,554	0.285	1,296	7,662	0.370	2,834
Goldstrike Property Total	65,807	0.135	8,874	47,061	0.150	7,082	112,868	0.141	15,956
Pueblo Viejo (60%)(7)	12,684	0.088	1,112	105,890	0.092	9,761	118,574	0.092	10,873
Cortez (60%)(7)	40,240	0.075	3,020	70,171	0.052	3,671	110,411	0.061	6,691
Bald Mountain	75,366	0.033	2,470	34,556	0.029	987	109,922	0.031	3,457
Turquoise Ridge (75%)	3,516	0.544	1,913	2,811	0.544	1,530	6,327	0.544	3,443
Round Mountain (50%)	40,462	0.021	845	72,580	0.015	1,107	113,042	0.017	1,952
Ruby Hill	8,812	0.059	522	10,667	0.052	558	19,479	0.055	1,080
Hemlo (50%)	5,417	0.084	454	3,629	0.073	264	9,046	0.079	718
Marigold (33%)	16,664	0.022	360	17,626	0.020	348	34,290	0.021	708
Golden Sunlight	4,399	0.081	357	284	0.067	19	4,683	0.080	376
Eskay Creek	104	0.731	76	32	0.844	27	136	0.757	103
South Arturo (60%)	—	—	—	—	—	—	—	—	—
Donlin Creek (30%)	—	—	—	—	—	—	—	—	—
SOUTH AMERICA
Pascua-Lama	38,227	0.053	2,029	352,758	0.042	14,959	390,985	0.043	16,988
Veladero	24,581	0.032	791	346,982	0.030	10,577	371,563	0.031	11,368
Lagunas Norte	10,853	0.051	553	194,980	0.042	8,251	205,833	0.043	8,804
Pierina	13,784	0.042	582	18,850	0.033	627	32,634	0.037	1,209

AUSTRALIA PACIFIC
Porgera (75%)	45,952	0.102	4,703	17,924	0.132	2,364	63,876	0.111	7,067
Kalgoorlie (50%)	47,603	0.053	2,536	40,072	0.064	2,554	87,675	0.058	5,090
Cowal	12,684	0.038	476	74,003	0.037	2,711	86,687	0.037	3,187
Plutonic	984	0.119	117	17,662	0.121	2,130	18,646	0.121	2,247
Kanowna	5,241	0.179	938	7,649	0.129	986	12,890	0.149	1,924
Darlot	2,145	0.113	242	3,509	0.150	526	5,654	0.136	768
Granny Smith	4,370	0.055	242	3,025	0.148	448	7,395	0.093	690
Lawlers	874	0.106	93	2,402	0.139	333	3,276	0.130	426
Henty	—	—	—	741	0.266	197	741	0.266	197
Osborne	3,653	0.025	90	4,164	0.016	65	7,817	0.020	155
Reko Diq (37.5%) (12)	—	—	—	—	—	—	—	—	—
AFRICA
Bulyanhulu	1,325	0.411	544	29,131	0.365	10,641	30,456	0.367	11,185
North Mara	19,224	0.106	2,030	12,567	0.099	1,246	31,791	0.103	3,276
Buzwagi(7)	95	0.063	6	45,073	0.058	2,634	45,168	0.058	2,640
Tulawaka (70%)	259	0.116	30	667	0.450	300	926	0.356	330

OTHER	—	—	—	363	0.435	158	363	0.435	158

TOTAL	505,325	0.071	36,005	1,537,829	0.057	87,061	2,043,154	0.060	123,066

COPPER MINERAL RESERVES (1),(3),(4),(7),(11)

	PROVEN			PROBABLE			TOTAL
	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)

Zaldívar	199,406	0.570	2,274	317,749	0.538	3,416	517,155	0.550	5,690
Osborne	3,653	2.190	160	4,164	1.873	156	7,817	2.021	316
TOTAL	203,059	0.599	2,434	321,913	0.555	3,572	524,972	0.572	6,006

See “ - Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

22

GOLD MINERAL RESOURCES (1,2,3,5)

As at December 31, 2006	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)

NORTH AMERICA
Goldstrike Open Pit	12,168	0.054	655	8,016	0.045	358	1,013	489	0.078	38
Goldstrike Underground	1,185	0.393	466	2,958	0.316	934	1,400	2,159	0.301	650
Goldstrike Property Total	13,353	0.084	1,121	10,974	0.118	1,292	2,413	2,648	0.260	688
Pueblo Viejo (60%)	496	0.085	42	15,820	0.078	1,238	1,280	32,528	0.082	2,674
Cortez (60%)	7,506	0.038	287	19,174	0.042	800	1,087	3,925	0.131	516
Bald Mountain	15,037	0.035	527	8,252	0.036	297	824	17,290	0.023	398
Turquoise Ridge (75%)	1,973	0.430	849	1,628	0.434	707	1,556	1,471	0.493	725
Round Mountain (50%)	4,799	0.021	103	8,268	0.019	160	263	16,449	0.013	216
Ruby Hill	190	0.100	19	411	0.083	34	53	—	—	—
Hemlo (50%)	1,461	0.108	158	1,439	0.114	164	322	2,854	0.142	405
Marigold (33%)	12,683	0.018	222	18,846	0.018	333	555	88,212	0.011	1,012
Golden Sunlight	952	0.061	58	68	0.044	3	61	207	0.130	27
Eskay Creek	22	0.636	14	14	0.786	11	25	56	0.357	20
South Arturo (60%)	—	—	—	12,644	0.060	754	754	786	0.053	42
Donlin Creek (30%)	4,296	0.061	260	77,745	0.073	5,666	5,926	8,196	0.058	476
SOUTH AMERICA
Pascua-Lama	7,681	0.048	366	68,147	0.040	2,733	3,099	12,949	0.040	513
Veladero	543	0.020	11	4,636	0.040	184	195	5,051	0.231	1,165
Lagunas Norte	2,267	0.034	78	82,847	0.028	2,316	2,394	37,639	0.030	1,135
Pierina	122	0.033	4	378	0.048	18	22	76	0.039	3

AUSTRALIA PACIFIC
Porgera (75%)	17,083	0.058	997	16,203	0.047	759	1,756	11,419	0.081	926
Kalgoorlie (50%)	2,649	0.065	172	3,122	0.069	215	387	986	0.193	190
Cowal	805	0.041	33	22,703	0.036	823	856	5,215	0.029	150
Plutonic	250	0.220	55	19,458	0.147	2,858	2,913	6,729	0.188	1,263
Kanowna	2,746	0.145	397	4,436	0.115	512	909	13,358	0.117	1,561
Darlot	479	0.113	54	2,942	0.110	323	377	98	0.184	18
Granny Smith	181	0.177	32	1,500	0.063	95	127	11,543	0.195	2,251
Lawlers	53	0.113	6	7,453	0.173	1,287	1,293	761	0.179	136
Henty	—	—	—	56	0.196	11	11	151	0.245	37
Osborne	2,271	0.028	64	2,355	0.027	63	127	2,797	0.019	52
Reko Diq (37.5%) (12)	—		—	525,797	0.007	3,610	3,610	448,085	0.010	4,376
AFRICA
Bulyanhulu	—	—	—	1,202	0.483	580	580	7,355	0.504	3,708
North Mara	3,647	0.096	349	3,578	0.074	265	614	1,134	0.086	97
Buzwagi	15	0.067	1	7,204	0.056	406	407	1,153	0.058	67
Tulawaka (70%)	—	—	—	204	0.505	103	103	97	0.082	8

OTHER	—	—	—	165	0.400	66	66	266	0.301	80

TOTAL	103,560	0.061	6,279	949,669	0.030	28,686	34,965	741,484	0.034	24,935

COPPER MINERAL RESOURCES (1,2,3,5)

As at December 31, 2006	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)

Zaldívar	21,898	0.470	206	60,262	0.431	520	726	69,119	0.468	647
Osborne	2,271	2.356	107	2,355	1.656	78	185	2,797	1.448	81
Reko Diq (37.5%)(12)	—		—	525,797	0.540	5,675	5,675	448,085	0.482	4,319
TOTAL	24,169	0.648	313	588,414	0.533	6,273	6,586	520,001	0.485	5,047

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

23

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (A)

For the year ended Dec. 31, 2006	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Process
	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	recovery %

NORTH AMERICA
Pueblo Viejo (60%)	6,504	0.59	3,843	105,890	0.46	48,794	112,394	0.47	52,637	85.0%
Eskay Creek	104	38.66	4,021	32	40.19	1,286	136	39.02	5,307	89.7%

SOUTH AMERICA
Pascua-Lama	38,227	1.90	72,471	352,758	1.75	616,850	390,985	1.76	689,321	78.5%
Lagunas Norte	10,853	0.11	1,175	194,980	0.10	20,016	205,833	0.10	21,191	19.4%
Veladero	24,581	0.46	11,272	346,982	0.49	170,322	371,563	0.49	181,594	6.7%
Pierina	13,784	0.20	2,690	18,850	0.16	3,013	32,634	0.17	5,703	36.1%

AFRICA
Bulyanhulu	1,325	0.22	289	29,131	0.27	7,896	30,456	0.27	8,185	65.0%

TOTAL	95,378	1.00	95,761	1,048,623	0.83	868,177	1,144,001	0.84	963,938	63.7%

(A)	Silver is accounted for as a by-product credit against reported or projected gold production costs.
CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (A)

For the year ended Dec. 31, 2006	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Process
	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)	recovery %

NORTH AMERICA
Pueblo Viejo (60%)(7)	6,504	0.111	14	105,890	0.095	200	112,394	0.096	215	88.1%

SOUTH AMERICA
Pascua-Lama	38,227	0.093	71	352,758	0.070	494	390,985	0.072	565	56.0%

AFRICA
Buzwagi(7)	95	0.153	0.3	45,073	0.131	118	45,168	0.131	119	77.6%

Bulyanhulu	1,325	0.426	11	29,131	0.580	338	30,456	0.574	349	85.0%

TOTAL	46,151	0.105	97	532,852	0.108	1,151	579,003	0.108	1,248	71.7%

(A)	Copper is accounted for as a by-product credit against reported or projected gold production costs.
CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES

For the year ended Dec. 31, 2006	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade(8)	Ounces(9)	Tons	Grade(8)	Ounces(9)	Ounces(9)	Tons	Grade(8)	Ounces(9)
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)

NORTH AMERICA
Eskay Creek	22	30.41	669	14	45.36	635	1,304	56	8.57	480
Pueblo Viejo (60%)	496	0.37	183	15,820	0.28	4,363	4,546	32,528	0.12	3,981

SOUTH AMERICA
Lagunas Norte	808	0.16	126	16,817	0.12	2,027	2,153	767	0.09	70
Pascua-Lama	7,681	0.49	3,793	68,147	0.52	35,685	39,478	12,949	0.87	11,242
Pierina	122	0.27	33	378	0.24	89	122	76	0.08	6
Veladero	543	0.17	91	4,636	0.06	259	350	5,051	7.32	36,983

AFRICA
Bulyanhulu	—	—	—	1,202	0.30	366	366	7,355	0.50	3,708

TOTAL	9,672	0.51	4,895	107,014	0.41	43,424	48,319	58,782	0.96	56,470

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES

For the year ended Dec. 31, 2006	IN MEASURED (M) GOLD RESOURES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on	Tons	Grade(8)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)	Contained lbs(9)	Tons	Grade(8)	Contained lbs(9)
attributable ounces	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)

NORTH AMERICA
Pueblo Viejo (60%)	496	0.058	0.6	15,820	0.053	17	17	32,528	0.031	20

SOUTH AMERICA
Pascua-Lama	7,681	0.070	10.8	68,147	0.072	99	109	12,949	0.026	6.8

AFRICA
Buzwagi	15	0.223	0.1	7,204	0.162	23	23	1,153	0.251	6

TOTAL	8,192	0.070	11.5	91,171	0.076	139	150	46,630	0.035	33

See “- Notes to the Mineral Reserves, Resources and Reconciliation Tables”.

24

Reconciliation of Mineral Reserves (1,7,10,11)
Based on attributable ounces

Gold	Barrick Mineral Reserves	Placer Dome Mineral Reserves	Processed in	Increase	Mineral Reserves
Property (000’s of ounces) (9)	12/31/2005 (6)	12/31/2005 (6)	2006	(decrease)	12/31/2006 (4)

NORTH AMERICA
Goldstrike Open Pit	14,603		1,597	116	13,122
Goldstrike Underground	2,773		531	592	2,834
Goldstrike Property Total	17,376		2,128	708	15,956
Pueblo Viejo (60%)(7)		8,049	0	2,824	10,873
Cortez (60%)(7)		6,326	329	694	6,691
Bald Mountain		3,390	393	460	3,457
Turquoise Ridge (75%)		3,304	182	321	3,443
Round Mountain (50%)	2,338		407	21	1,952
Ruby Hill	1,011		0	69	1,080
Hemlo (50%)	944		217	(9)	718
Marigold (33%)	689		17	36	708
Golden Sunlight		597	130	(91)	376
Eskay Creek	217		132	18	103
South Arturo	—	—	—	—	—
Donlin Creek (30%)	—	—	—	—	—
SOUTH AMERICA
Pascua-Lama	18,349		0	(1,361)	16,988
Veladero	12,641		890	(383)	11,368
Lagunas Norte	8,266		1,411	1,949	8,804
Pierina	1,916		579	(128)	1,209
AUSTRALIA PACIFIC
Porgera (75%)		6,076	435	1,426	7,067
Kalgoorlie (50%)	4,894		399	595	5,090
Cowal	2,495		142	834	3,187
Plutonic	2,399		261	109	2,247
Kanowna		2,439	504	(11)	1,924
Darlot	914		142	(4)	768
Granny Smith		668	322	344	690
Lawlers	472		117	71	426
Henty		166	72	103	197
Osborne		161	42	36	155
Reko Diq (37.5%) (12)	—	—	—	—	—
AFRICA
Bulyanhulu	10,732		377	830	11,185
North Mara		4,296	407	(613)	3,276
Buzwagi(7)	2,403		0	237	2,640
Tulawaka (70%)	377		103	56	330
OTHER (3)	158		0	0	158

TOTAL	88,591	35,472	10,138	9,141	123,066

Copper	Barrick Mineral Reserves	Placer Mineral Reserves	Processed in	Increase	Mineral Reserves
Property (million pounds) (9)	12/31/2005 (6)	12/31/2005 (6)	2006	(decrease)	12/31/2006 (4)

Zaldivar	—	5,854	419	255	5,690
Osbone	—	292	65	89	316

TOTAL	—	6,146	484	344	6,006

25

     Notes to the Mineral Reserves, Resources and Reconciliation Tables
(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.

(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(3)	Mineral reserves and resources have been calculated as at December 31, 2006.

(4)	Mineral reserves have been calculated as at December 31, 2006 using an assumed gold price of $475 (A$640) per ounce, a silver price of $8.50 per ounce, a copper price of $1.50 per pound and exchange rates of $1.21 C$/$U.S. and $0.74 $U.S./A$. Reserves at the Kalgoorlie property assumed a gold price of $500 (A$675) per ounce. Copper reserves at the Osborne property assumed a copper price of $1.75 per pound. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

(5)	Resources as at December 31, 2006 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $525 (A$710) per ounce, a silver price of $9.00 per ounce and a copper price of $1.75 per pound have been used in estimating resources. Copper resources at the Osborne property assumed a copper price of $2.00 per pound.

(6)	Barrick’s mineral reserves have been calculated as at December 31, 2005 using an assumed gold price of $400 (A$560) per ounce, a silver price of $6.25 per ounce and an exchange rate of $1.30 C$/$U.S. and $0.72 $U.S./A$. Reserves at the Hemlo and Eskay Creek properties assumed a gold price of $425 per ounce. Reserves at the Hemlo property assumed an exchange rate of $1.20 C$/$U.S. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. For information on reserves and resources as at December 31, 2005 announced by Placer Dome, see Placer Dome’s press release of February 20, 2006.

(7)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2006, 1.88 million ounces of Cortez reserves and the mineralization at the Pueblo Viejo and Buzwagi projects were classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

(8)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(9)	Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.

(10)	Reserves as at December 31, 2006 include stockpile material totalling approximately 100 million tons, containing approximately 6.9 million ounces. Properties at which stockpile material represents more than 5% of the reported reserves are as follows:

			Contained
	Tons	Grade	Ounces
Property	(000’s)	(oz/ton)	(000’s)

Tulawaka	259	0.116	30
Kalgoorlie	13,088	0.032	418
Lawlers	327	0.070	23
Granny Smith	3,674	0.035	129
Porgera	19,726	0.071	1,405
Eskay Creek	42	0.333	14
Goldstrike	39,221	0.095	3,736
Round Mountain	5,668	0.021	118
(11)	The metallurgical recovery applicable at each property and the cut-off grades used to determine reserves as at December 31, 2006 are as follows:

	Metallurgical
	Recovery	Cut-off Grade
Mine	(%)	(oz/ton)

Goldstrike Property
Open Pit	83.9	0.050-0.070
Underground	89.9	0.293
Pueblo Viejo	89.8	0.050-0.076
Cortez	78.5	0.005-0.302
Bald Mountain	74.3	0.008-0.012
Turquoise Ridge	90.3	0.320-0.363
Round Mountain	70.0	0.007-0.028
Ruby Hill	74.7	0.008-0.010
Hemlo Property
David Bell	93.0	0.213
Williams	92.9	0.024-0.167
Marigold	72.0	0.008
Golden Sunlight	79.0	0.033-0.100
Eskay Creek	82.3	0.925
Pascua-Lama	82.5	0.024-0.090
Veladero	73.1	0.017-0.022
Lagunas Norte	63.5	0.011-0.027
Pierina	82.4	0.011-0.013
Porgera	87.2	0.038-0.146
Kalgoorlie	86.0	0.026
Cowal	80.0	0.015-0.017
Plutonic	90.1	0.011-0.117
Kanowna	90.9	0.026-0.219
Darlot	96.0	0.058-0.112
Granny Smith	89.0	0.097

	Metallurgical
	Recovery	Cut-off Grade
Mine	(%)	(oz/ton)

Lawlers	95.2	0.109
Henty	93.6	0.191
Osborne (Gold)	69.3	n/a
Bulyanhulu	92.0	0.219-0.241
North Mara	89.93	0.035-0.038
Buzwagi	93.8	0.025
Tulawaka	94.61	0.047-0.104

	Metallurgical
	Recovery	Cut-off Grade
Mine	(%)	(%)

Zaldívar	70.3	0.214
Osborne (Copper)	89.7	1.22
(12)	Gold and copper resource estimates for Reko Diq have been prepared by employees and consultants of Tethyan Copper Company Limited (“Tethyan”) in accordance with the JORC Code. For additional information related to Reko Diq resources reported by Tethyan, including related assumptions, see Tethyan’s press release dated January 11, 2006 and its 2005 Fourth Quarter Report. Such resource estimates have been reviewed by Jacques McMullen, Vice President, Metallurgy and Process Development of Barrick, Rick Allan, Director — Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick. The inferred and indicated mineral resource amounts reported under the JORC Code are substantially similar to the inferred and indicated mineral resource amounts that would be reported in accordance with National Instrument 43-101.
Marketing and Distribution
     Gold
     Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Gold is a metal traded on world markets, with benchmark prices generally based on the London gold market quotations. Gold bullion is held principally as a store of value and safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”. Governments, central banks and other official institutions hold significant quantities of gold as an important component of exchange reserves. Due to the size of the international bullion market and above ground stocks, individual gold producers or other market participants generally do not significantly influence pricing or total quantities offered and sold. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.
     Barrick’s gold is currently being refined to market delivery standards by several refiners throughout the world. The gold is then delivered to meet commitments under gold sale contracts or sold to various gold bullion dealers on a competitive basis at spot prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.
     Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.
     Copper
     Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, automobiles, construction, and in consumer durables. Copper is traded on the London Metal Exchange (LME), the New York Commodity Exchange (COMEX) and the Shanghai Futures Exchange (SHFE). The price of copper as reported on these exchanges is influenced significantly by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials and (vi) currency exchange fluctuations, including the relative strength of the U.S. dollar.
     The copper market is volatile and cyclical. During the past 15 years, COMEX prices per pound have ranged from a high of $4.076 to a low of 60.4 cents. Copper prices rose significantly in the first half of 2006, mainly due to strong physical and investment demand, as well as relatively low global copper inventory levels, exacerbated by labor strikes at some of Chile’s large copper mines.
     Marketing of copper in concentrates produced by the Osborne Mine is mainly to smelters in Japan and South Korea. At the Zaldívar Mine, copper cathode is marketed to Europe, North America, South America and Asia while concentrate is marketed to a local smelter in Chile.
Employees and Labour Relations
     As at December 31, 2006, excluding contractors, Barrick employed approximately 11,900 employees worldwide, as well as approximately 4,600 employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, Papua New Guinea and Tanzania. Unions represent approximately 3,700 persons at the Company’s operations. Management believes that labour relations at all locations are good.
     Despite generally good labour relations, recent increased demand for skilled workers in the resource industry has led to high employee turnover at certain of Barrick’s operations. This competition for qualified employees may lead to workforce shortages.
Competition
     The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “ –Employees and Labour Relations”).
     There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

REGIONAL BUSINESS UNITS
     Barrick manages its business using a regional business unit (“RBU”) structure. Barrick has four RBUs: North America, South America, Australia Pacific, and Africa. Each region receives direction from Barrick’s corporate office, but has responsibility for all aspects of its business, such as strategy and sustainability of mining operations, including exploration, development, construction, production and closure. For the purposes of this Annual Information Form, Barrick has identified Goldstrike, Lagunas Norte, Veladero and Zaldívar as material operating properties and Pascua-Lama as a material development project. The following is a description of Barrick’s material operations and its material development project by RBU.
North America
     Operating Properties
     Barrick’s material North American operations consist of its Goldstrike property. Its other operations consist of its 60% interest in the Cortez property, its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Eskay Creek mine, its 50% interest in the Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Barrick’s North American projects are its 60% interest in the Cortez Hills project, its 30% interest in the Donlin Creek project and its 60% interest in the Pueblo Viejo project.
Goldstrike Property
     General Information
     The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations.
     PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a carbon-in-leach mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The Goldstrike Underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the Goldstrike Underground mine, into production was completed and a new ball mill was added to increase autoclave recovery. A total of approximately 1,600 employees work at the Goldstrike Open Pit and Goldstrike Underground mines.
     As of December 31, 2006, the Goldstrike property comprised approximately 4,197 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and approximately 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage. The Goldstrike Open Pit and Goldstrike Underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick.
     Geology
     The property is located on the Carlin trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanics and sediments during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.
     The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Rodeo and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.
     Processing
     The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined design capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from both the Goldstrike Open Pit and Goldstrike Underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. All operations permits have been obtained and are in good standing. In 2004, the Nevada Public Utilities Commission approved Barrick’s proposal to build a 115 megawatt natural gas-fired power plant that is capable of providing up to 85% of Goldstrike’s future power requirements. The plant was completed and began operating in December 2005. By building the power plant and bringing additional energy generating capacity on line, Barrick was granted the right to purchase power on the open market and firm import capacity on the transmission system to meet Goldstrike’s future power requirements in excess of the amount produced by Barrick’s power plant. Barrick has engaged a third-party energy management company to purchase natural gas to fuel the power plant and to optimize power purchases in the open market. The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.
     Environment
     The Goldstrike property operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2006, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The mine’s operations are compliant with the requirements of the International Cyanide Management Code.
     At December 31, 2006, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20 to the Consolidated Financial Statements), for the property was $58.9 million. In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. Major expenditure items covered by the asset retirement obligation are long term care and monitoring, surface contouring, waste dump closure and process facility demolition. See “Environment and Closure”.
     Exploration
     In 2006, the exploration and development drilling program focused on the North Post underground reserve delineation and Deep North Post resource delineation projects with positive results. One target at the northeast corner of the property was tested with negative results and the Banshee reserve delineation project was started at the end of the year. A total of 14,452 meters of underground and surface drilling were completed in 2006. In 2007, the exploration group expects to focus on the West Banshee reserve delineation and East Banshee and North Post resource delineation drilling programs. New drill targets are expected to be generated by continued relogging and remodeling of the geology across the property.
     Goldstrike Open Pit Mine
     The Goldstrike Open Pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. It produced 1,387,864 ounces of gold in 2006 at average total cash costs of $286 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 19 years.
     Geology
     The gold mineralization at Goldstrike Open Pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo

Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.
     Drilling and Analysis
     More than 6,500 drill holes have been completed within and around the Betze-Post deposit. Approximately 69% of the total drill holes are reverse circulation and rotary drill holes and the remaining are diamond core holes. Drill spacing through the Betze, West Betze and Screamer deposits is approximately 53 meters and at Post is 46 meters. Drill spacing in the North Screamer and West Barrel deposits is approximately 30 meters. Almost all of the total drill hole footage has been sampled on 1.5 meter intervals and assayed for gold by the fire assay method with cyanide AA finish. All assaying is checked and verified under a comprehensive, multi-level quality assurance and quality control program that includes external laboratory check assays.
     Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.
     The quality assurance procedures and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.
     Royalties
     Most of the property comprising the Goldstrike Open Pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property. The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest.
     Production Information
     The following table summarizes certain production and financial information for the Goldstrike Open Pit mine for the periods indicated:

	Year ended	Year ended
	December 31, 2006	December 31, 2005
Tons mined (000’s)	131,229	129,833
Tons of ore processed (000’s)	10,507	10,097
Average grade processed (ounces per ton)	0.152	0.175
Recovery rate (%)	86.9	85.6
Ounces of gold produced (000’s)	1,388	1,514
Average total cash costs per ounce[1]	$289	$235

1.	For an explanation of total cash costs per ounce, refer to “Narrative Description of the Business – Production and Total Cash Costs”.
     Goldstrike Underground Mine
     The Goldstrike Underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the Goldstrike Open Pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996. The Meikle orebody incorporates 5 mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the Goldstrike Open Pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002. The Rodeo orebody includes four mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, and Barrel. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by a decline at the bottom of the Goldstrike Open Pit mine.
     Two different underground mining methods are used at Goldstrike Underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). Goldstrike Underground mine is a trackless operation. Based on existing reserves and production capacity, the expected remaining mine life is 9 years.
     The underground mine, which originally produced at a rate of approximately 2,000 tons of ore per day, averaged 3,889 tons per day in 2006 and 4,036 tons per day in 2005. Goldstrike Underground produced approximately 477,000 ounces of gold in 2006 at average total cash costs of $349 per ounce.
     Geology
     Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike Underground mine. In contrast to the Goldstrike Open Pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.
     Drilling and Analysis
     Underground drilling at the Meikle deposit (Meikle, South Meikle, Griffin, and West Griffin) commenced in 1995 and a total of 376,645 meters in 5,984 underground holes had been completed in and around the deposit as of December 31, 2006. A total of 338 surface holes, for 157,608 meters, have been drilled in and around the Meikle deposit.
     Underground drilling commenced at the Rodeo deposit (Rodeo, West Rodeo, and Barrel) in 1998 and, as of December 31, 2006, a total of 2,663 underground holes totaling 185,008 meters had been drilled in and around the deposit. A total of 230 surface holes, for 104,943 meters, have been drilled in and around the Rodeo deposit. Underground drilling commenced at the North Post deposit (North Post and Deep North Post) in 2005 and a total of 14,995 meters in 55 underground core holes have been drilled as of December 31, 2006.
     A majority of drilling is reverse-circulation, with approximately 47% of Meikle and 70% of Rodeo definition drilling being done by underground reverse-circulation methods. Drill spacing through the Meikle deposit is 8 to 26 meters. Some of the wider-spaced core holes are sampled on six meter intervals (chip samples) and 1.5 meter whole or split core in mineralized intervals. All samples are fire-assayed with an atomic absorption spectrometer finish followed by a gravimetric finish for samples with AuFA greater than 0.438 ounces of gold per ton. Most sampling and assaying is done on-site with both internal check assays and external check assays performed by independent laboratories.

     Drill samples collected for use in the geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by geologic staff prior to entry into the mine-wide database.
     The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.
     Royalties
     The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.
     Production Information
     The following table summarizes certain production and financial information for the Goldstrike Underground mine for the periods indicated:

	Year ended	Year ended
	December 31, 2006	December 31, 2005
Tons mined (000’s)	1,420	1,463
Tons of ore processed (000’s)	1,425	1,488
Average grade processed (ounces per ton)	0.373	0.381
Recovery rate (%)	89.8	89.9
Ounces of gold produced (000’s)	477	510
Average total cash costs per ounce[1]	$351	$314

1.	For an explanation of total cash costs per ounce, refer to “Narrative Description of the Business – Production and Total Cash Costs”.

Australia Pacific
     Barrick’s Australia Pacific operations consist of its Cowal mine, its 50% interest in the Kalgoorlie mine, its operating mines located in the Yilgarn District in Western Australia (Plutonic, Darlot and Lawlers) its Granny Smith mine, its Henty mine, its Kanowna mine and its Osborne mine as well as its 75% interest in the Porgera mine, which is in Papua New Guinea. Barrick’s Australia Pacific project consists of the Reko Diq project in Pakistan.
Africa
     Barrick’s African operations are its Bulyanhulu mine, its 70% interest in the Tulawaka mine and its North Mara mine, each in Tanzania. Barrick’s African projects are its Buzwagi and Kabanga projects, located in Tanzania, and its Sedibelo project, located in South Africa.

South America
     Barrick’s material South American operations consist of its Lagunas Norte mine in Peru, its Veladero mine in Argentina, and its Zaldívar copper mine in Chile. Its other operations consist of its Pierina mine in Peru. Barrick’s material South American development project consists of the Pascua-Lama project in Chile and Argentina.
     Lagunas Norte Mine
     General Information
     The Lagunas Norte mine is an open pit, heap leaching operation. The mine is in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine. The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Generally, the climate of the area does not impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru.
     The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A. (CENTROMIN Peru S.A. (“Centromin”)), the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere. Centromin conducted field surveys in 1999 and concluded there was potential for other mineralization on the property, including gold.
     The Alto Chicama mining district encompasses four concessions or mining rights totaling 20,322 hectares. In 2002, Barrick acquired the three primary mining concessions, encompassing 18,550 hectares, from Centromin pursuant to an international bid process. In 2005, these three concessions were consolidated into a single mining concession called “Acumulacion Alto Chicama”. Three additional mining concessions, encompassing 1,772 hectares, were subsequently acquired directly by Barrick. The mining rights have no expiry date as long as the annual land payments (currently $3.00 per hectare) are made.
     Peruvian authority approval of both the mine’s Environmental Impact Study (“EIS”) and principal construction permit were received in April 2004. Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities in respect of mine production start-up. Total capital construction cost for the mine was $323 million. All material permits to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing. The mine has approximately 440 employees.
     On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15 year period commenced as of January 1, 2006.
     Geology
     The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.
     The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters with up to 300 meters depth.
     Mining and Processing
     The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 80,000 tonnes per day. Ore is crushed and then transported via truck to the leach pad. Run-of-mine ore is trucked directly to the leach pad. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the costal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected. Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine. Based on existing reserves and production capacity, the expected mine life is 9 years.
     Mining activity is focused on developing Phase 1 of the orebody, which is a high grade and low strip area of the mine site located directly north of the crusher. During 2007, some development of Phase 2 of the orebody (located at the north-central area of the orebody) is scheduled.
     Environment
     Lagunas Norte’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2006, all activities at Lagunas Norte were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The mine was awarded ISO 14001 certification in January 2007. At December 31, 2006, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20 to the Consolidated Financial Statements), for the property was $36.8 million. See “Environment and Closure”.
     Exploration, Drilling and Analysis
     At December 31, 2006, Lagunas Norte had proven and probable reserves of 8.8 million ounces of gold. As of December 31, 2006, 963 exploration and definition holes had been drilled, totaling 180,518 meters of drilling. Drilling of Lagunas Norte has been completed on average to 62 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters. Core is placed in metal trays at the drill site and transported to the core facility. Geological logs of all core are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists. Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database. Generally, sample lengths vary from 0.3 meters to 4.0 meters. A total of 135,198 samples have been taken during these drill programs. The average sample length is 1.3 meters. During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru. The on-site laboratory performs all required analysis, employing industry standard quality assurance and quality control procedures, including the insertion of standards, duplicates and check assays, controls which have been employed since early exploration.
     In 2006, additional drilling of twin diamond drill holes and reverse circulation drill holes was undertaken in Lagunas Norte. The results of this drilling allowed verification of ore grade values collected during the original diamond drilling program and provide a basis for further geological model development. This program will continue in 2007. Other projects and opportunities in the Alto Chicama district are being evaluated.
     Royalties
     Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005. In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros S.A.C, a State mining company.
     Financing
     In September 2004, Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, established a $56 million capital lease program with Citibank del Peru S.A. to partially finance the construction of certain assets at Lagunas Norte. The lease program was later increased and consolidated in September 2005, totaling $103 million. At December 31, 2006, the aggregate amount outstanding under the Citibank del Peru S.A. lease program was $60 million. The lease has a term of five years and is non-recourse to Barrick. In addition, MBM has entered into two capital lease programs with Banco de Crédito del Perú up to $20 million and $10 million, to finance the construction of the Phases 1-1A and 2 of the Lagunas Norte Leach Pad. At December 31, 2006, the aggregate amount outstanding under the Banco de Crédito del Perú lease programs in respect of the Phase 1-1A of the leach pad was $16 million and the aggregate amount outstanding in respect of the Phase 2 of the leach pad was $10 million. The effective interest rate in 2006 for the aggregate capital leases was 6.7%.
     In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru. In March 2005, MBM filed an amended shelf prospectus with CONASEV and issued in April 2005 its first bond issuance for a total of $50 million having an 8 year term. MBM used all the proceeds from the bond issuance to finance construction and development costs of Lagunas Norte. In the second quarter of 2005, the mine was completed and production start-up was achieved. In March 2006, MBM filed an amended shelf prospectus with CONASEV and issued in April 2006 a second bond issuance for a total of $50 million having a six year term. MBM used all the proceeds from the bond issuance for general corporate purposes. The effective interest rate in 2006 was 6.6%.
     Production Information
     The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended	Year ended
	December 31, 2006	December 31, 2005[1]
Tons mined (000’s)	27,353	23,653
Tons of ore processed (000’s)	21,437	14,269
Average grade processed (ounces per ton)	0.066	0.060
Ounces of gold produced (000’s)	1,084	550
Average total cash costs per ounce[2]	$100	$110

1.	Lagunas Norte began production in the second quarter of 2005.

2.	For an explanation of total cash costs per ounce, refer to “Narrative Description of the Business – Production and Total Cash Costs”.
     The following diagram sets out the design and layout of the Lagunas Norte mine.

     Veladero Mine
     General Information
     The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two open pits: the Filo Federico pit and the Amable pit. Full construction of the mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005. The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of the Pascua-Lama property, approximately 370 kilometers by road northwest of the city of San Juan. The mine site is located at elevations of between 4,000 and 4,850 meters above sea level. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the project’s operating plan. Access to the property is via a combination of public highways and an upgraded private gravel road.
     Following its merger with Homestake, Barrick redesigned the Veladero mine, changing the existing Homestake plan, and incorporated the exploitation of the Filo Norte deposit (which was situated within the boundaries of the Pascua-Lama property before the merger) as part of the Veladero mine. The Veladero mine is a combination of two properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by Barrick, pursuant to the provisions of the provincial law which governs the functioning of IPEEM, and by virtue of the contract between IPEEM and Barrick, and ii) the Mina Ursulina Sur mining concession owned and controlled by Barrick. These two properties cover an area of approximately 12,350 hectares. Barrick exercised its option to enter into an exploitation contract with IPEEM in July 2003, in accordance with the terms of the previous exploration contract.
     Barrick has obtained all necessary surface rights for the mine’s operation. Barrick has an undivided 90% interest in “Campos Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, also owned by Barrick.
     The Veladero mine received environmental impact study (EIS) approval in November 2003 from the Mining Authority of the San Juan Province. All the key additional permits for the mine’s operation, such as water concessions, construction permits for civil and hydraulic works, fuel storage permits, explosives and hazardous substances handling permits, have been obtained.
     The principal mine commissioning activities were completed during the fourth quarter of 2005 and construction activities were completed in the first quarter of 2006.
     Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labour market. As at December 31, 2006, the mine had approximately 870 employees.
     Geology
     The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3-kilometer long tabular blanket localized between the 4,000 and 4,350 meter elevations. The mineralized envelope encompassing greater than 0.4 ppm gold is oriented along a 345°-trending regional structural corridor. Higher grade zones within this envelope occupy northeast-striking faults and fracture zones. Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulfide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.
     The Veladero deposit comprises three main orebodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north. Much of the Veladero deposit is covered by up to 170 meters of overburden. The current gold reserve identified in the Veladero mine is 11.4 million ounces.
     A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification. The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.
     Mining and Processing
     The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Construction of a second primary crusher along with a 4 kilometer vertically and horizontally curved, overland conveyor belt are expected to be commissioned in 2008. With the second crusher, ore processing will increase in capacity from 45,000 tpd to 70,000 tpd. In addition, a 120 megawatt (20 megawatt Veladero; 100 megawatt Pascua-Lama) power line is expected to replace the existing 13 megawatt power plant that currently supplies the mine’s power. Based on existing reserves and production capacity, the expected mine life is approximately 15 years.
     Environment
     In November 2005, Barrick submitted its biannual update of the Veladero EIS (the “EIS Update”) to the San Juan mining authority. The EIS Update outlines the mine’s environmental management results for the 2003-2005 period, updates information related to the mine’s environmental management plan and the production plan and sets out the mine’s planned increase in processing capacity. Once the evaluation process is completed, Barrick expects to obtain the additional permits required for the execution of the current production plan in a timely fashion and in the ordinary course of business.
     Veladero’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2006, all activities at Veladero were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.
     At December 31, 2006, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in note 20 to the Consolidated Financial Statements), for the property was $14 million.

     Exploration, Drilling and Analysis
     Three diamond holes for a total of 618 meters were drilled during 2006. In addition, 42 reverse circulation holes, and one pre-collar hole, totaling 9,835 meters were completed during the year. The drilling program was designed to convert resources into reserves for Zone 593 and Cuatro Esquinas, and test mineralization in Zones 593 and 203. It also included drilling condemnation holes for the Federico waste dump.
     For 2007, the exploration plan includes testing potential areas of mineralization in Cerro Colorado, Cerro Corazón, Dos Lagunas and Cerro Pelado. Further drilling is expected to be performed in Zone 503 to close off the mineralization.
     At December 31, 2006, the Veladero resource database contained 853 reverse circulation drill holes totaling 233,272 meters; 145 diamond drill holes for 33,594 meters; and 5,153 meters of channel samples from two declines which total 1,147 meters in length. Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters.
     Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals. Drill core holes were sampled on nominal 1 meter intervals, depending on geologic conditions. The maximum length for individual samples from drill core holes was 2 meters. Core samples are cut in half, with one half being submitted for assay, and the remaining half being retained for reference or for metallurgical sampling.
     Rock chip and drill samples are delivered by mine personnel to the ALS Chemex sample preparation facility at the mine, where the lab assumes sample custody. Veladero’s standard assay protocol for drill samples and rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database without external manipulation.
     Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision. Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling. A detailed quality control report is prepared at least annually, or after each major sampling program is completed. External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance and quality control procedures meet or exceed industry standards.
     Royalties
     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. Under the terms of the exploitation contract between Barrick and IPEEM, a 0.75% “mine mouth” royalty on the minerals produced from the Veladero property is payable to IPEEM. This agreement also provides for the payment of a 0.75% “mine mouth” royalty on the minerals produced from the Mina Ursulina Sur, on which the Filo Norte deposit is situated.
     Production Information
     The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended	Year ended
	December 31, 2006	December 31, 2005[1]
Tons mined (000’s)	81,996	63,514
Tons of ore processed (000’s)	15,070	4,513
Average grade processed (ounces per ton)	0.059	0.022
Ounces of gold produced (000’s)	511	56
Average total cash costs per ounce[2]	$168	n/a

1.	Veladero completed its first gold pour in 2005.

2.	For an explanation of total cash costs per ounce, refer to “Narrative Description of the Business – Production and Total Cash Costs”.
     Pledge of Assets
     During 2004, Barrick’s wholly-owned subsidiary, Minera Argentina Gold S.A. (“MAGSA”), secured a variable rate, limited recourse $250 million loan facility for Veladero. As at December 31, 2006, MAGSA had drawn down the entire facility. Barrick has guaranteed the loan until the mine has achieved specified operational and technical requirements, after which it will become non-recourse. This facility is insured for political risks by branches of the Canadian government and German government. Substantially all the assets of MAGSA, including the Veladero property and related assets, have been pledged as security under the loan. The effective interest rate for 2006 was approximately 10.2%.
     The following diagram sets out the current mine facilities and planned expansion:

     Zaldívar Mine
     General Information
     Zaldívar is an open pit heap leach copper mine located in northern Chile. The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 175 kilometers southeast of the port city of Antofagasta. The site is accessible by highway from the port of Antofagasta. The Antofagasta-Salta railway and a dirt airstrip constructed by Zaldívar and maintained by both Zaldívar and Minera Escondida Limitada also service the site. Zaldívar employed approximately 730 employees and approximately 1,000 contractors at January 31, 2007.
     The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations. The surface topography lies at an average elevation of 3,300 meters above mean sea level. There is little or no vegetation. The property is within a 1,240-hectare claim area covered by 247 exploitation concessions. Exploitation concessions are registered within Conservador de Minas and Sernageomin (Servicio National de Geologia y Minera). Environmental permit(s) are issued and registered with the Conama (Corporacion National de Medio Ambiente).
     In 1979, the initial declaration or statement of discovery (manifestacion minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez. In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%. In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”). In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989. Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed. Commercial production began in November 1995, after completion of construction at a cost of $574 million. Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million. Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006. Based on existing reserves and production capacity, the expected mine life is approximately 16 years.
     Geology
     The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile. The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault. Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).
     The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide and secondary sulphide ore which overlays deeper primary sulphide mineralization of lower grade. The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.
     In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.
     Mining and Processing
     The open pit contemplates mining the remaining mineral reserves in seven stages, referred to as Stage 5 through to Stage 11. During 2006, ore production came from Stages 4 and 5 of the Main zone. Conventional methods of open pit mining are used. During 2006, Zaldívar focused on improving operational efficiencies and reliability of key process equipment such as the bucket wheel excavator for rehandling the spent ore and the Rahco stacker.
     Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.
     Copper recoveries and leaching kinetics have improved for sulphide ores by more than 20% in the last 8 years and leach cycle times are currently 365 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.
     Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero. In addition, Gener, a power supplier, constructed a link from its power line that crosses the Andes from Salta to the Zaldívar sub-station. All operation permits have been obtained and are in good standing.
     In 2006, there were 17 annual contracts and 32 spot contracts for the sale of copper, the largest 10 of which represented 59.7% of production during the year.
     On December 14, 2004, the Chilean government presented a new mining sector specific tax project to the Chamber of Deputies proposing a 5% tax on operating profits derived from the sale of mineral products. The proposed 5% tax became law during 2005. Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the new tax, or renounce their status under the existing DL600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause. Pursuant to the provisions of this new tax, the 4% tax is effectively reduced to 2% for 2006 and 2007. The new tax honors all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force.
     In November 2005, CMZ opted out of its existing DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause.
     Environment
     Zaldívar operates in an environmentally responsible manner with limited adverse impacts to the environment. This is largely due to the heap leaching process that operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells to detect any potential circuit failures.
     In 2006, all activities at Zaldívar were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Zaldívar’s ISO 14001 certification was renewed in September 2006. Management is not aware of any proposed changes to these standards or regulations that would materially affect the operations or the approved closure plan.
     At December 31, 2006, the recorded amount of estimated future reclamation and closure costs that were also asset retirement obligations, as defined in FAS 143 (as described in Note 20 to the Consolidated Financial Statements), for the property was $32.9 million.
     Exploration, Drilling and Analysis
     As at December 31, 2006, Zaldívar had proven and probable reserves of 5.7 billion pounds of copper. The Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. For exploration holes, whole core samples are taken at every 2 meter down-the-hole interval. All holes are logged for lithology, alteration, mineralization and structure. A total of 39 reverse circulation holes for 9,440 meters and 3 diamond holes for 1,400 meters were drilled in 2006.
     Sampling and analysis of diamond and reverse circulation drill holes and blast holes comply with industry standards. Blank sample protocols are used in the normal row of samples sent to the Zaldívar laboratory. Controls exist on biases and the product is checked with the security sampling curves. As well, external laboratories have been used to verify results. Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.
     Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.
     Royalties
     The Zaldívar mine is not subject to any royalties.

     Production Information
     The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended	Year ended
	December 31, 2006[1]	December 31, 2005[3]
Tons mined (000’s)	82,678	n/a
Tons of ore processed (000’s)	26,404	n/a
Average grade processed (% of TCu)	0.92	n/a
Pounds of copper produced (000,000’s)	308	n/a
Average total cash costs per pound[2]	$0.62	n/a

1.	Barrick’s share of the acquired Placer Dome mines’ production and costs per ounce/pound reflect the results from January 20, 2006.

2.	For an explanation of total cash costs per pound, refer to “Narrative Description of the Business – Production and Total Cash Costs”.

3.	The 2005 comparative period for copper has been omitted as Barrick did not produce any significant amount of copper prior to the production from the copper mines acquired with Placer Dome.

     Projects
     Pascua-Lama Project
     General Information
     The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals Ltd. (“Lac Minerals”) in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997.
     In both Chile and Argentina, Barrick owns the mining property in the project area. The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in

2000. The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty.
     The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both Vallenar, Chile and San Juan, Argentina.
     Geology
     The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.
     Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.
     Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccias pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.
     Development
     The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,800 meters. The project will produce both oxide and sulfide ores. Both ore types will be put through a processing circuit expected to consist of crushing, grinding and a washing circuit to remove soluble salts. The oxide ore will then be processed through a cyanide leaching circuit. The sulfide ore will then undergo a flotation process to produce a smelter saleable concentrate, with the flotation tails being routed to the cyanide leach circuit. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion.

     The Pascua-Lama project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in May 2001 and, in December 2004, Barrick submitted a second EIA in respect of modifications of the project. In 2005, three addenda were submitted in response to questions and concerns raised by the communities and authorities. Barrick received approval of the EIA from Chilean environmental regulatory authorities in February 2006 and the Company is committed to working within the framework of the related resolution. As a consequence of certain conditions imposed under the resolution, approximately 1 million ounces of gold reserves have been reclassified to mineralized material for reporting purposes.
     As noted above, the Environmental Impact Statement (“EIS”) prepared for the portion of the mine, mill and tailings storage facility for the project located in Argentina was submitted in 2000 and updated in 2004 to incorporate the cumulative impacts of the construction and development of the nearby Veladero project. This updated EIS was submitted in November 2004. In December 2006, Barrick received approval of the EIS from the San Juan, Argentina, provincial environmental regulatory authority. Having obtained approval of the EIS, Barrick will also need to obtain various sectoral permits for the construction and operation of the project.
     In Chile, Barrick owns the surface land required for the facilities of the project and has obtained sufficient water rights for the project’s needs. In Argentina, Barrick has an undivided 90% interest in “Campos Las Taguas” which is the surface property affected by the mining facilities of the project. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick has submitted an application for an easement pursuant to the Federal Mining Code of Argentina which grants mining concession holders the right to request easements over surface property. Barrick also has pending applications for water rights required for the project in Argentina. Based on Barrick’s experience to date, the Company expects that the easement and other rights required for development will be obtained in a timely fashion and in the ordinary course of business.
     In 2006, the project’s feasibility study was updated, including capital and operating costs, from those estimates that were previously completed in June 2004. The total estimated cost of construction is $2.3 billion to $2.4 billion, excluding capitalized interest, an increase from the previous cost estimate of $1.4 to $1.5 billion, provided in July 2004. The increase in capital cost is due primarily to inflationary cost pressures (reflecting the cost environment prevailing in late 2006). Although inflationary cost pressures have increased the capital and operating costs estimates at Pascua-Lama, possible improvement opportunities that may enhance project economics are currently being evaluated. Initial annual gold production in the first five years at Pascua-Lama is expected to be between 750,000 to 775,000 ounces at total cash costs of $40 to $50 per ounce.
     The Company is in the process of finalizing fiscal and taxation matters concurrent with approval of the sectoral permits, at which time a three-year construction schedule is expected to begin. In 2007, Barrick will continue its efforts with respect to community/government relations, permitting, protocol implementation and tax stability. The resolution of certain external issues such as permitting, protocol implementation, tax stability, export duties, other fiscal and taxation matters, royalties, rising costs of materials and currency fluctuations are largely beyond Barrick’s control and may impact on the timing and the cost of development and operation of the project.
     Barrick is implementing a comprehensive recruitment and training program for personnel required for both construction and operation of the project. The Company expects to fill the job positions predominantly from the local labour markets.

     Environment
     The Pascua-Lama project will handle ore or rock which has the potential to be acid generating and will use cyanide in the processing of ore. The project has been designed to manage the handling of ore and rock to reduce the potential volume of acid rock drainage. Such considerations include diversion and containment systems for the collection, storage and treatment of drainage and closure and reclamation plans designed to minimize water infiltration. The process facilities that use cyanide have been designed to prevent process solutions from being released to surface water or groundwater. These facilities will be lined and will include seepage detection and collection systems. The facilities will also include treatment for cyanide removal and destruction. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Code will be implemented for the project.
     Exploration, Drilling and Analysis
     At December 31, 2006, Pascua-Lama had proven and probable reserves of 17.0 million ounces of gold and 689 million ounces of silver and 565 million pounds of copper contained within gold reserves. In connection with the conditions imposed by the Chilean environmental governmental authority related to the approval of the EIA, approximately one million ounces of gold reserves were reclassified to mineralized material for reporting purposes.
     The drill hole database for the Pascua-Lama property contains 1,223 reverse circulation holes, 565 diamond drill core holes, 21,142 meters of underground tunnel samples and 16,324 meters of surface trench and road samples. Samples totaling 331,477 meters from reverse circulation holes, 153,612 meters from diamond drill core holes, 21,142 meters from underground tunnels, and 16,324 meters from surface trenches and roads were used to estimate the gold and silver resources. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area. Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods. Quality control and assurance protocols included controls during sampling, transport, laboratory preparation and analysis. All samples remained in the possession of Barrick employees until delivery to third party laboratories. A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination. Only when all data was checked were results introduced into the data base. Additionally, the data base was checked against the original data before use in the reserve model.
     Royalties
     Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.47% to 9.8% and a 1.96% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

     The following diagram sets out the proposed design and layout of the Pascua-Lama mine.
EXPLORATION, DEVELOPMENT AND BUSINESS DEVELOPMENT
     Barrick has traditionally grown its reserve base through a combination of acquisitions and focused exploration on and around its operating properties. Barrick believes there is a higher probability of finding new mineral reserves around existing mines. Once found, these new reserves can be developed more quickly and profitably due to existing infrastructure. The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence. The low gold price environment that existed in prior years required that major mining companies undertake more early stage exploration than in the past because junior exploration companies had been less active, and there were fewer new discoveries to buy or joint ventures to fund. Accordingly, Barrick is engaged in early stage exploration in four major areas where it possesses significant infrastructure: Peru, Tanzania, Australia and Chile/Argentina. This program resulted in the grassroots discovery of the Lagunas Norte mine, in the Alto Chicama District, in Peru.
     Barrick utilizes state-of-the-art technology to explore deeper and in a more effective manner. At Goldstrike, Barrick uses new deep-penetrating geophysical techniques and geological modeling to locate and define new targets. These new techniques can also be applied in Tanzania and Australia.
     Exploration is directed from Barrick’s head office in Toronto and is conducted through a number of exploration offices around the world.

     The Company spent $290 million on its exploration, development and business development activities in 2006 (2005 – $141 million). Of the $171 million spent on exploration in 2006, approximately $64 million was spent in North America, approximately $22 million was spent in South America, approximately $44 million was spent in the Australia Pacific region and, approximately $22 million was spent in Africa. Development expenditures in 2006 totalled approximately $102 million. Business development costs in 2006 totalled approximately $17 million.
     Barrick’s exploration strategy for 2007 will focus on the replacement of mine production through a combination of exploration, corporate development and project development. Barrick’s 2007 exploration budget is $170 million and is weighted towards near-term discovery around its existing operations while still maintaining a balanced portfolio in order to generate projects for the future. A significant portion of Barrick’s budget is planned to be spent in Nevada, our key district. Exploration will also be focused in the Frontera District around Pascua-Lama and Veladero. Drill testing of targets in the vicinity of the Veladero mine (Filo Sur) is underway, where the goal is to define reserves and resources close to existing mine infrastructure. In 2007, Barrick will continue to advance its project pipeline. In addition to its 2007 exploration budget, Barrick’s expensed development budget is $190 million. Certain of Barrick’s current projects, which are at various stages of development, are described below.
     Cortez Hills is Barrick’s most advanced project and is currently in the permitting stage. The project involves the development of two adjacent deposits — Cortez Hills and Pediment – within the Cortez Joint Venture area of interest. The project will be developed as two open pits with part of the deposit potentially to be mined by underground mining methods. In 2006, activities included the procurement of mining equipment, the construction of the F-Canyon power line, and underground exploration decline development. Geological, geotechnical and hydrological site data continues to be collected for use in the underground pre-feasibility study. In 2007, Barrick expects to advance exploration drilling by approximately 61,000 meters, and complete the detailed engineering and planning. The project construction budget is $480 million to $500 million (100% basis and excluding capitalized interest). Construction activities are expected to last 15 months and will commence once the Environmental Impact Study Record of Decision is obtained, which is anticipated to be received in 2008.
     In May 2006, a joint venture agreement with Goldcorp was finalized, which established Barrick as the 60% owner and operator of the Pueblo Viejo project. The Pueblo Viejo project is located in the Dominican Republic, 15 kilometers southwest of the provincial capital of Cotui and approximately 100 kilometers northwest of the national capital, Santo Domingo. The access to the property is via paved national highways. Barrick initiated a project review in March 2006 and must give notice to the government by February 2008 whether it plans to proceed with development. Since March 2006, Barrick has updated capital costs estimates, re-evaluated the process flowsheet, worked on optimizing the project and carried out an exploration program. Barrick’s review has resulted in: a new silver process that is expected to increase silver recovery from 5% to 84%; the inclusion of a copper recovery circuit; and the potential inclusion of a zinc recovery process. The project has substantial power requirements due to high levels of sulphur contained in the ore and Barrick is investigating options for the sourcing of power. Concurrent with the review and update of the feasibility analysis, activities relating to government and community relations and environmental permitting for the mine are ongoing.
     An updated capital cost estimate for the Pueblo Viejo project was completed in 2006. The revised cost estimate is $2.1 billion to $2.3 billion (excluding capitalized interest), an increase from the $1.35 billion estimated in the feasibility analysis prepared by Placer Dome in 2005. The increase is due to the effect of design adjustments, capital required to enable recovery of the by-product metals (copper, silver, and zinc) and significant inflationary cost pressures in the industry (reflecting the cost environment prevailing in late 2006). Barrick’s 2007 objectives are to complete engineering, confirm zinc assumptions and test program; complete negotiations with the government; finalize a power sourcing strategy;

continue to expand the community development programs; and advance exploration and metallurgical programs.
     The Buzwagi project is located within the highly prospective Lake Victoria Greenstone Belt in Tanzania on excellent terrain, which is relatively flat, open land. This is expected to simplify project execution. Buzwagi’s proximity to Barrick’s other operations in the area (Bulyanhulu and Tulawaka) is expected to benefit its operations due to shared infrastructure, training and employee development. In addition, Buzwagi has the best access to infrastructure of all Barrick’s Tanzanian properties. A paved road connects the site to a rail line that passes only 40 kilometers from the property. In 2006, activities included exploration drilling and the completion of a feasibility study. In early 2007, the project’s Mine Development Agreement was approved by the Tanzanian government. Barrick is now awaiting approval of the Environmental Impact Assessment, which is expected to be approved in the second quarter of 2007. Following approval, Barrick intends to start the two-year construction phase in late 2007, at an estimated total cost of $400 million (excluding capitalized interest). The team that is currently in place to build Buzwagi is virtually unchanged from the team that built Tulawaka.
     The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaska aboriginal corporations until 2015 and for so long thereafter as mining operations are carried out on the property. The Donlin Creek property is being explored and developed under a Mining Venture Agreement (“MVA”) between NovaGold and Barrick, entered into in November 2002. Under the terms of that agreement, Barrick currently holds a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold meeting the requirements set out in the MVA; and (3) obtaining the approval of Barrick’s Board of Directors to construct a mine on the property to produce at least 600,000 ounces of gold per year. The funding condition was satisfied in March 2006.
     Since acquiring control of Placer Dome, Barrick has moved decisively to ensure that the appropriate financial, technical and human resources are being devoted to the timely completion of the required feasibility study at Donlin Creek. In addition, Barrick has assigned technical personnel from both inside of Barrick and externally to ensure that the challenges and opportunities of the project are properly assessed and exploited. In connection with these efforts, Barrick continues to evaluate and advance plans for the project, including, among other things, in relation to infrastructure, power sources, processing and tailings facilities, water management and throughput rates, and continues to review and revise various estimates, including, among other things, capital costs, operating costs, recovery rates and closure costs. A preliminary economic assessment released by NovaGold in September 2006 estimated that the capital cost to construct a 60,000 tons per day project at Donlin Creek (exclusive of financing costs) would be approximately $2.0 billion (+ or - 40%) and that operating cash costs would be $276 per ounce over the life of the mine. Work conducted by Barrick to March 26, 2007, which continues to be reviewed and refined as Barrick works towards completion of the feasibility study for a 50,000 tons per day project, suggests that the capital costs will be significantly higher (possibly 80-90% or more) than the NovaGold estimate and that operating cash costs also are likely to be materially higher than those estimated by NovaGold. There may be opportunities to reduce the increase in capital costs or otherwise improve project returns, which are also being investigated but cannot be assured.
     In 2006, Barrick spent approximately $55 million to advance technical work relating to mine design, geotechnical engineering, metallurgical process design and environmental baseline studies. Approximately 92,800 meters of core drilling in 327 holes was completed by the end of 2006. In 2007, Barrick’s project budget is $87 million and includes costs to complete the pre-feasibility and feasibility studies. The 2007 drilling program includes 80,000 meters of infill and in-pit exploration drilling that is not required for the feasibility study. During 2007, Barrick will be updating its December 31, 2006 resource estimate for the project to incorporate those 2006 drilling results for which assay results had not been received at the time of the December 31, 2006 resource estimate and certain of the planned drilling for 2007. In addition, government and local community relations will continue to be a focal point as the project moves forward.
     In April 2005, Barrick entered into a joint-venture agreement with Falconbridge Limited (“Falconbridge”) with respect to the Kabanga nickel deposit and related concession in Tanzania. In 2006, Xstrata Plc (“Xstrata”) acquired Falconbridge. Xstrata is the operator of the joint venture and the project is currently in the pre-feasibility stage. Kabanga, which is one of the largest undeveloped nickel sulphide deposits in the world, is located in northwest Tanzania. The property is approximately 385 kilometers from Bulyanhulu and approximately 200 kilometers west of Tulawaka. In 2006, ongoing diamond drilling, exploration and other project development engineering activities being managed by Xstrata have been performed as part of a work plan to prepare an updated resource model and scoping study. Xstrata has recently completed the $50 million work plan that was contemplated in the joint venture agreement. In 2007, Xstrata plans to prepare a pre-feasibility study. In accordance with the joint venture agreement, Xstrata has committed to spend an additional $95 million, which will be used to fund the pre-feasibility study, with remaining funds being used for other subsequent activities. After the $95 million spent by Xstrata, funding will be shared equally by Barrick and Xstrata.
     Sedibelo is a large platinum deposit in South Africa. The Sedibelo platinum project is located in northern South Africa within the Western Limb of the prolific Bushveld Igneous Complex (“Bushveld”). The Bushveld is the source of 80% of the world’s platinum reserves and 70% of the world’s platinum production. As operator of the project, Barrick has the right to earn a 10% interest in the project on completion of a feasibility study and earn an additional 40% interest in the project once a decision to construct a mine has been made. Barrick will fund the exploration and feasibility study. Funding during the construction of the mine will be shared 50% by Barrick and its partner, the Bakgatla Bakgafela Tribe. In 2006, Barrick commenced work on a pre-feasibility study. In 2007, Barrick expects to spend about $26 million to complete a pre-feasibility study and for other drilling and planning activities.
     On December 15, 2006, Barrick completed its transaction with Highland to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares, increasing Barrick’s ownership of Highland from 20% to 34%. In effect, Barrick contributed its 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. As part of the transaction, Barrick has seconded several of its employees to Highland and has received two additional seats on Highland’s board of directors.
     Fedorova is a palladium and platinum project with nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation. Barrick owns 50% (with an earn-in right to 79%) of Fedorova and is the operator. Fedorova is a large near surface PGM (platinum group metals) deposit. The 2006 drilling program has allowed for the completion of a pre-feasibility study and has provided the necessary support to declare Barrick’s equity portion of Fedorova as a resource. In 2007, Barrick expects to spend $30 million towards the completion of a feasibility study, including approximately 60,000 meters of drilling.
     In third quarter 2006, Barrick completed the acquisition of a 50% interest in Atacama, which has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests. Reko Diq is a large copper-gold porphyry mineral resource located in southwest Pakistan in the province of Balochistan. In 2006, 25,030 meters of exploration drilling was completed. A $30 million budget (100% basis) has been approved for 2007, including a scoping study, exploration activities including 69,000 meters of drilling, preparation of an updated resource model and construction of an airstrip.

ENVIRONMENT AND CLOSURE
     The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters — Government Controls and Regulations”).
     Barrick has a policy of conducting environmental audits of its operations to assess the operations’ compliance with applicable laws, regulations, permit requirements, policies, guidelines, procedures and adopted codes of practice, and their performance in reducing risk and managing liabilities. The Company’s policy is to perform environmental audits on a regular and scheduled basis. In practice, this typically results in environmental audits at each operating mine every second year and at least once every five years for other properties. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.
     In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies.
     To provide further guidance toward achieving its environmental objectives, Barrick developed a Environmental Management System Standard (“EMSS”) in 2005. Each mine will be required to become compliant with certain designated elements of the EMSS in each of 2007, 2008 and 2009, by which time full compliance must be achieved. Most Barrick mines are already substantially compliant with the EMSS by virtue of their existing systems. For example, Zaldívar, Lagunas Norte and Pierina are ISO 14001 certified. Similarly, Goldstrike has an extensive environmental management system that is based on its many comprehensive permits.
     Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.
     During 2006, all of the Company’s operations were in compliance in all material respects with applicable corporate standards and environmental regulations and there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s operations.
     As part of Barrick’s goal to minimize the impact on the environment, it develops closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2 and 20 of the Notes to the Consolidated Financial Statements.
     The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.
     Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property. The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage drainage.
     Most of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are typically fenced and process ponds are typically netted or other procedures implemented to deter access. In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspice of the United Nations Environmental Programme. The Code established operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that use cyanide must receive a third party certification inspection by September 2008. The Company listed all of its mines that use cyanide for Code certification. Placer Dome also became a signatory to the Code in 2005. All former Placer sites, except Golden Sunlight and Henty, which have limited mine life, have been designated for Code certification. Barrick’s Cowal mine was the first facility of any kind to receive Code certification when it received pre-operational certification in March 2006. The Cowal mine’s post-operational certification audit took place in late March 2007. The Marigold mine, in which Barrick owns a 30% interest, received Code certification in 2006. While the Company believes that most of its operations that use cyanide are already substantially in compliance with the Code, it will incur expenses achieving full Code compliance at some of its operations over the next three years.
     Certain of the Company’s operations sell the mercury captured by their air pollution control devices. The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions. Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. The facilities have instituted handling and shipping procedures designed to minimize the risk of spills. All of the mercury is sold to a licensed facility in the United States.
FINANCIAL RISK-MANAGEMENT
Forward Sales Program
     The Company has operations in eight principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices and the price of certain other metals. This financial exposure is monitored and managed by the Company as an integral part of its overall risk-management program. The Company’s risk-management program has historically focused on the unpredictability of commodity and financial markets and used financial instruments and forward sales contracts to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in commodity prices. Price fluctuations in gold and other metals could cause actual cash inflows from the sale of production to differ from anticipated cash inflows.
     For most of Barrick’s history, gold forward sales were a significant element in providing the Company the relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program. With the Company’s positive outlook for the gold price, continued low historical interest rates (which may lead to lower forward sales price premiums) and Barrick’s strong financial position, the Company has been managing the program down to a lower percentage of overall gold reserves. In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it will not add new ounces to its gold forward sales program and will pursue opportunities to reduce its gold forward sales position.
     Barrick’s gold and silver forward sales contracts represent agreements to sell gold and silver on a delivery date in the future. These contracts are structured as normal sales contracts and Barrick delivers actual production to satisfy the obligations under these contracts. Barrick may, at its discretion, choose to deliver gold production against any gold forward sales contract in advance of the contract’s termination date.
     The rights and obligations under Barrick’s gold forward sales contracts are set out in master trading agreements executed with various counterparties. The selling price under a contract is based on the forward price of gold at the future delivery date, which Barrick believes is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. Generally, though not always, the future price for the sale of gold under the contract is higher than the spot gold price at the time the contract is entered into. In general, the longer the period of time from the start of the contract until delivery, the greater the amount of the forward premium or contango and the greater the contract price compared to the spot price at the start of the contract. In some cases, the “premium” becomes negative (known as “backwardation”). However, this occurrence is relatively uncommon, and, historically, any periods of “backwardation” have been relatively short-lived.
     Barrick diversifies its gold forward sales contracts across a number of counterparties, limits exposure to individual counterparties and regularly monitors its counterparties’ credit ratings. Barrick spreads out the delivery dates under such contracts so as to have more production than is required to be delivered into such contracts at any given time. To date, all counterparties have fully performed their obligations under such arrangements.
     Depending on market conditions and other factors, Barrick may choose to deliver a portion of its gold production into its gold forward sales program at prices that are below the spot price. There can be no assurance that Barrick will be able to achieve in the future realized prices for gold that exceed the spot price as a result of its gold forward sales program. If Barrick chooses to deliver a portion of its gold production into its Project Gold Sales Contracts (defined below) at prices that are below the prevailing spot price, it could incur an opportunity loss on those contracts.
     For a summary of the Company’s future gold sale and delivery commitments, derivative financial instruments used in the gold forward sales hedge program and associated risks, see Notes 5 and 19 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2006, pages 20 and 51 to 55 of the Company’s Annual Report – Financial Report 2006 to Shareholders for the year ended December 31, 2006 and “Risk Factors”.
     Project Gold Sales Contracts
     In anticipation of building its projects and in support of any related third party financing, as at December 31, 2006, the Company has allocated 9.5 million ounces of its existing 10.8 million ounces of fixed-price gold forward sales contracts specifically to its projects’ future gold production (“Project Gold Sales Contracts”). The Company believes that the allocation of these contracts will help reduce gold price risk at its projects and should facilitate the financing for their construction. The Company expects the allocation of these contracts to eliminate requirements by lenders to add incremental gold hedge contracts in the future to support any financing.
     Corporate Gold Sales Contracts
     During 2006, the Company delivered 1.2 million ounces of its gold production into its fixed-price gold forward sales contracts not specifically allocated to its projects’ future gold production (“Corporate Gold Sales Contracts”) and delivered a portion of its gold production into the Placer Dome gold hedges (see below), with its remaining gold production being delivered into the spot market. In 2006, the Company realized an average price of $541 per ounce compared with the average London P.M. Fix for the year of $604 per ounce. In comparison, for 2005, the Company realized an average gold price of $439 per ounce compared with the average London P.M. Fix for the year of $444 per ounce.
     At December 31, 2006, the Company had outstanding commitments to deliver approximately 1.3 million ounces of its future gold production under its Corporate Gold Sales Contracts. The Company also had floating spot-price gold forward sales contracts under which, at year end, Barrick was committed to deliver 1.2 million ounces of gold, less an average fixed-price adjustment of $221 per ounce.
     As of February 21, 2007, Barrick fully eliminated its remaining 1.3 million ounces of Corporate Gold Sales Contracts. By the end of the second quarter of 2007, Barrick expects to eliminate its entire floating spot-price gold forward sales contracts through deliveries of gold production. The elimination of the Corporate Gold Sales Contracts and the floating-spot price gold forward sales contracts is expected to result in a reduction to Barrick’s pre-tax income and cash flow of $572 million in first quarter 2007, and a reduction of $76 million in second quarter 2007.
     Placer Dome Gold Hedge Position
     As a result of the Placer Dome acquisition, Barrick acquired approximately 7.7 million ounces of gold sale commitments. As at December 31, 2006, Placer Dome’s gold hedge program has been reduced to zero (on a net economic basis). The elimination of these hedges was done via a combination of deliveries, financial closeouts and offsetting positions, with 4.7 million ounces eliminated in first quarter 2006 and 3 million ounces eliminated in second quarter 2006. The total cash required to settle these Placer Dome gold hedge positions was approximately $1.8 billion, with approximately $160 million to be incurred in future periods for positions which have been economically offset, but not yet settled.
     Currency, Interest Rate and Other Commodity Hedge Programs
     The Company also monitors and manages exposures related to currencies, interest rates and commodity prices. Currency risk mainly arises on non-U.S. dollar cash expenditures at the Company’s Australian, Canadian, South American and Papua New Guinean mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances and interest payments on variable-rate debt obligations. Commodity price risk arises in respect of commodities such as copper produced at the Zaldivar and Osborne mines, and diesel fuel and natural gas consumed at each of the Company’s operations. The Company mainly uses forward exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of volatility in currency exchange rates, interest rates and commodity prices on its business.
     In 2006, Barrick purchased put options to protect revenue on approximately 300 million pounds of expected 2006 copper production from the Zaldivar mine. These options guaranteed a minimum price of $2.00 per pound, while allowing Barrick to fully participate in higher spot copper prices. In early October 2006, Barrick issued $1 billion of copper-linked notes (the “Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036. During the first three years of these Notes, the original $1 billion of funding is to be repaid in the dollar equivalent of approximately 324 million pounds of copper. The terms of the Notes result in an embedded fixed-price forward copper sales contract. Under the terms of the Notes, as at December 31, 2006, Barrick will receive $3.08 per pound for a total of 285 million pounds of copper sales in the period 2007 to 2009, including 129 million pounds in 2007. In February 2007, Barrick entered into a call option transaction whereby it is able to participate in stronger copper prices of up to $3.50 per pound, while maintaining a floor price of $3.00 per pound, on the remaining 274 million pounds of copper (as at the date of the transaction) in the Notes.
     Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 19 of the Notes to the Consolidated Financial Statements.
     Oversight and Control Over Risk-Management Activities
     The Company’s financial risk-management activities are subject to the management, direction, and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of four members of the Company’s Board of Directors, including the Company’s Chief Executive Officer, reports to the Board of Directors on the scope of the Company’s risk-management strategy (including the gold forward sales hedge program) and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.
     Responsibility for the implementation of gold sales, hedging and risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s gold sales and hedge position, detailing the size of the hedge position by contract type, diversification of the position among counterparties and each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared each week and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.
     Barrick maintains a separate compliance function to independently monitor and verify gold sales and hedging activities and achieve segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the treasurer regularly monitors gold sales and hedging transactions entered into by the treasury group. All confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis. Confirmations from counterparties are received directly by the compliance function and checked against the documentation generated by the treasury group. Barrick has not entered into gold delivery commitments that are not covered by scheduled production.
LEGAL MATTERS
Government Controls and Regulations
     The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time.
     In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company.
     In 2002, under its temporary emergency measures, Argentina enacted a 5% export duty on mineral products, including gold. Veladero’s export of gold doré is currently subject to this 5% export duty. To the extent the legislation enacting the duty has not been repealed, Pascua-Lama’s export of gold doré that originates from property located in Argentina would be subject to this export duty.
     The State of Nevada adopted new regulations governing mercury air emissions from precious metal mining operations in 2005. The Company believes that it will be able to comply with these regulations. Barrick expects that these regulations will likely impose additional capital and operating costs at its operations in Nevada.
     In August 2006, Barrick, along with other mining companies, entered into negotiations with the Peruvian government regarding making a voluntary contribution to the government. In February 2007, Barrick entered into an agreement with Peruvian government setting out the terms of its contribution in respect of the Pierina and Lagunas Norte mines. The term of the agreement is five years. Contributions will be used for the purpose of promoting well-being, social development and improving the living conditions of people and communities located mainly in the areas of the Company’s mines. Barrick’s first payment, expected to occur in 2007, is based on the 2006 profits of both mines, and is estimated at $7.9 million.
     In 2006, Barrick entered into an agreement with the Tanzanian government to restructure its Mine Development Agreements (“MDAs”) in respect of its Bulyanhulu, Tulawaka and North Mara mines. Under the amended MDAs, commencing December 31, 2006, Barrick will make an annual payment of $7 million to the Tanzanian government until such time that any of its three operating mines are in a tax paying position.

     Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.
     The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time. In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.
     The Company believes that it is in substantial compliance with all material current government controls and regulations at each of its properties.
Litigation
     Set out below is a summary of potentially material legal proceedings to which Barrick is a party.
     Wagner Complaint
     On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. Discovery is ongoing. Barrick intends to defend the action vigorously.
     Wilcox Complaint
     On September 8, 2004, two of Barrick’s U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, named Homestake and Homestake California, along with an unspecified number of unidentified defendants, as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 28, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs’ claims based on strict and absolute liability and ruled that plaintiffs’ state law claims are pre-empted by the Price-Anderson Act. Plaintiffs filed a Third Amended Complaint on April 10,

2006, which increased the number of plaintiffs from 26 to 28 and omitted the claims previously dismissed by the Court, but otherwise did not materially alter the claims asserted. An Initial Scheduling Order has been issued by the Court. Only three of the plaintiffs have complied with the requirements of the Initial Scheduling Order. Homestake plans to seek a dismissal with respect to those plaintiffs who have not complied with the Initial Scheduling Order. Barrick intends to defend the action vigorously.
     Cowal Mine
     Opponents of Barrick’s Cowal project continue to pursue various claims, legal proceedings and complaints against the mine and the Company’s compliance with its permits and licenses. Barrick has and will continue to vigorously defend such actions.
     Marinduque Complaint
     Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. Placer Dome was served with a copy of the Complaint in Vancouver, British Columbia. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. According to the Complaint, the Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their person or their property”. In addition to the damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental clean-up, and balancing the ecology of the affected areas”, and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-Guila dam breach, the 1996 Boac River tailings spill, and alleged past and continuing damage from acid rock drainage.
     At the time of the amalgamation of Placer Dome and Barrick, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick as an additional named Defendant and for leave to file a Third Amended Complaint. The Company has filed oppositions to these new motions from the Province. The District Court has not yet ruled on these motions. On November 13, 2006, the District Court issued an order permitting the Province to conduct “limited” jurisdictional discovery. The Company has interposed objections to the scope of the discovery that the Province has requested. The District Court has not yet ruled on the objections. Barrick will challenge the claims of the Province on various grounds and otherwise vigorously defend the action.
     Calancan Bay Complaint
     On July 23, 2004, a complaint was filed against Marcopper and Placer Dome in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately $900 million.

     On October 16, 2006, the Court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and Placer Dome. To date, Barrick is not aware of any attempts to serve the summons on Placer Dome, nor does it believe that Placer Dome is properly amenable to service in the Philippines. If service is attempted, the Company intends to defend the action vigorously.
     Pakistani Constitutional Litigation
     On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BMP (Pakistan) Pvt Limited (“BHP”).
     The Petition alleges, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
     On December 27, 2006, the Court issued an order providing that the respondents may continue to conduct mining exploration in the area, but that no change shall be made in the ownership of TCC without the consent of the provincial government and prior intimation to the Court. The original order of the Court, which was granted on November 28, 2006, provided that status quo in respect of the mining lease (of which there are none) be maintained. The matter was adjourned to April 3, 2007. Barrick intends to defend this action vigorously.
     NovaGold Litigation
     On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold, NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska. The complaint has been amended on several occasions with the most recent amendment having been filed in January 2007. The complaint, as amended, seeks a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%. NovaGold also asserts that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia. NovaGold seeks declaratory relief, an injunction and an unspecified amount of damages. Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007, and is currently pending before the Court.
     On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia. The complaint asserts that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer, a company that holds mining claims adjacent to NovaGold’s project. NovaGold asserts that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched. NovaGold seeks a constructive trust over the shares in Pioneer acquired by Barrick and an accounting of Barrick’s profits as a result of its alleged conduct, as well as an unspecified amount of damages. To date, NovaGold has taken no substantive action to pursue this complaint.
     Barrick intends to vigorously defend both of the NovaGold complaints.

     General
     Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. Barrick does not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which it may be required to pay by reason thereof, will have a material adverse effect on the financial condition or future results of operations of Barrick.
RISK FACTORS
     The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.
     Metal price volatility
     Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.
     Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Based on current estimates of Barrick’s 2007 production and sales, the approximate sensitivity of its income from continuing operations before income tax and other items to a 10% change in metal prices from 2006 average spot rates is $340 million for gold and $75 million for copper. The factors that may affect the price of gold include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. Factors tending to affect the price of copper include: global mine production; scrap recycling and inventory stocks; general economic conditions; industrial demand; speculative trading; and the relative strength of the U.S. dollar against other fiat currencies. In addition, certain of Barrick’s mineral projects include other minerals: nickel, platinum and palladium, silver and copper, each of which is subject to price volatility based on factors beyond Barrick’s control.
     Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.
     Replacement of depleted reserves
     Barrick must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.
     Projects
     Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. Projects also require the successful completion of feasibility studies, Barrick to obtain the issuance of necessary governmental permits and to acquire satisfactory surface or other land rights. In certain cases, it is also necessary for Barrick to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to develop it.
     Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs and economic returns may differ materially from Barrick’s estimates or that Barrick could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.
     Mineral reserves and resources
     Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.
     The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. You should not assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

     Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain necessary permits or government approvals could also cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.
     Price volatility and availability of other commodities
     The profitability of Barrick’s business is also affected by the market prices and availability of commodities produced as by-products at Barrick’s mines, such as silver, as well as commodities which are consumed or otherwise used in connection with Barrick’s operations and projects, such as diesel fuel, electricity, steel, concrete and cyanide. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Metal price volatility” above.
     Mining risks and insurance risks
     The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.
     Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

     Production and cost estimates
     Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.
     Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates.
     Environmental, health and safety regulations; permits
     Barrick’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations. Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent possible, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.
     Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits. The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition. Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.
     In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.
     Foreign investments and operations
     Barrick conducts mining, development and exploration activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Russia, South Africa and Tanzania. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of loss due to disease and other potential endemic health issues; risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.
     These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Furthermore, in the event of a dispute arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Russia, South Africa or Tanzania, Barrick may be subject to the exclusive jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.
     In relation to Tanzania, a number of economic and social issues exist which increase Barrick’s political and economic risk. Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in Tanzania. Barrick has implemented infectious disease programs, including malaria control programs and tuberculosis and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu mine, Tulawaka mine and North Mara mine. It is not possible to determine with certainty the future costs that Barrick may incur in dealing with these issues, however, if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.
     In relation to Papua New Guinea, the location of the Porgera gold mine, there is a greater level of political and economic risk compared to some other countries in which Barrick operates. For example, open pit operations at the Porgera mine were suspended from August 27,2002 to October 12,2002 due to interruptions in the electrical power supply as a result of election-related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.
     The Porgera mine has, on a number of occasions, experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions are not granted, there is a risk that the Porgera mine may not be able to operate for a period of time. Future government actions cannot be predicted, but may impact the operation and regulation of mines including Porgera.
     Government regulation and changes in legislation
     The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. See “Legal Matters — Government Controls and Regulations”.
     Currency fluctuations
     Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Canadian dollar, Australian dollar, Chilean peso, Argentine peso and Papua New Guinean kina. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Barrick’s mines, making such mines less profitable. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. This could result in Barrick failing to benefit to some degree if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. These hedging activities do not cover all of Barrick’s expected operating costs. For the unhedged portion of Barrick’s current estimates of Australian, Canadian and Chilean currency-based costs for 2007, a 10% change in market exchange rates for these currencies would result in a change in costs reported in U.S. dollars of approximately $32 million. There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “ -Use of derivatives”.
     Use of derivatives
     Since 2001, Barrick has focused on reducing its outstanding gold and silver forward sales contracts. Currently, Barrick has eliminated its Corporate Gold Sales Contracts and expects to eliminate its floating spot-price gold forward sales contracts before the end of the second quarter of 2007. Nonetheless, Barrick continues to use certain derivative products to manage the risks associated with gold price volatility (through its Project Gold Sales Contracts), copper and silver price volatility, changes in other commodity prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk — the risk of default on amounts owing to Barrick by the counterparties with which Barrick has entered into such transaction; (b) market liquidity risk — the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products.

     If mineral prices rise above the price at which future production has been committed under Barrick’s existing hedges, Barrick may have an opportunity loss. However, if the price falls below that committed price, revenues will be protected to the extent of such committed production.
     Title to properties
     The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.
     Competition
     Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.
     Acquisitions and integration
     From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new geographic, political, operating, financial and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Barrick may choose to finance any such acquisition with its existing resources. There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
     Investment returns for defined benefit pension plans
     Assets in Barrick’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Barrick’s employee defined benefit pension plans are subject to fluctuation. Barrick is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

     Employee relations
     Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. A prolonged labour disruption at any of its material properties could have a material adverse impact on its operations as a whole.
     Joint ventures
     Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties. In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.
     Litigation
     Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Litigation”.
     Internal controls
     Barrick has invested resources to document and analyze its system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
     Level of indebtedness
     As of December 31, 2006, Barrick had capital leases and long-term debt of approximately $3.2 billion. Although Barrick has been successful in repaying debt in the past, there can be no assurance that it can continue to do so. Barrick’s level of indebtedness could have important consequences for its operations, including:
•	Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.
     Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2007 through a combination of its existing capital resources and its future cash flow from operations, as well as putting in place project financing for a portion of the expected construction cost of a number of its projects. Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.
     Interest rates and gold lease rates
     A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances. A significant, prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales hedge contracts entered into by Barrick. The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and U.S. dollar interest-rate swaps and to the interest payments on Barrick’s variable-rate debt ($163 million at the end of 2006) and interest receipts on Barrick’s cash balances ($3.0 billion at the end of 2006).
     Shortages of critical parts, equipment and skilled labor
     The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor. These shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.
     Ability to support the carrying value of goodwill
     As of December 31, 2006, the carrying value of Barrick’s goodwill was approximately $5.9 billion or 27% of Barrick’s total assets. This goodwill arose in connection with Barrick’s acquisition of Placer Dome and it represents the excess of the aggregate purchase price over the fair value of the identifiable net assets of Placer Dome. Barrick evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of Barrick’s reporting units to their carrying values. The fair values of its reporting units are based, in part, on certain factors that may be partially or totally outside Barrick’s control. Barrick’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates. In the absence of any mitigating valuation factors, Barrick’s failure to achieve its valuation assumptions or declines in the fair values of its reporting units may, over time, result in an impairment charge.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
     Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (U.S. GAAP) for the year ended December 31, 2006 which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.
CONSOLIDATED FINANCIAL STATEMENTS
     Reference is made to the Company’s Consolidated Financial Statements for the year ended December 31, 2006 (U.S. GAAP) which is incorporated by reference into this Annual Information Form and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.
CAPITAL STRUCTURE
     Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).
     General
     Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.
     Common Shares
     The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.
     The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.
     There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares.
     Preferred Shares
     First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.
     The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.
     The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.
     The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.
     The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.
     The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 28, 2007 there were no First Preferred Shares, Series A issued and outstanding.
     The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 28, 2007 there were no First Preferred Shares, Series B issued and outstanding.
     The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In connection with a prior merger transaction, BGI, a subsidiary of Homestake, issued a class of exchangeable shares to investors resident in Canada and, to a lesser extent, the United States that allowed the holders of those shares to exchange their shares for shares of Homestake on a share-for-share basis. On the completion of the acquisition of Homestake by Barrick, those holders became entitled to exchange their BGI exchangeable shares for Barrick common shares on the basis of 0.53 Barrick common shares for each BGI exchangeable share.
     In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. At such time as no BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) are outstanding and there are no shares, securities, debt obligations, options or other agreements that could give rise to the issuance of any BGI exchangeable shares to any person (other than to Barrick or any subsidiary or affiliate of Barrick), the Special Voting Share will be redeemed by Barrick for C$1.00 plus all declared and unpaid dividends. As of March 28, 2007 there was one Special Voting Share issued and outstanding.
     The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 28, 2007 there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS
     The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 28, 2007:

Rating Agency
	Moody’s Investors	Standard & Poor’s	Dominion Bond
	Service	Ratings Services	Rating Service
Senior Unsecured Debt	Baa1	A-	A
Municipal bonds, due 2029(1)	Aa1/VMIG1	AAA/A-1+	Not Rated
Municipal bonds, due 2032(1)	Aa2/P-1	Not Rated	Not Rated

1.	Barrick, through two wholly-owned subsidiaries, issued a total of $63 million of tax exempt, variable rate, solid waste disposal bonds. The bonds are guaranteed by Barrick and no principal payments are required until cancellation, redemption or maturity. A portion of such bonds mature in 2029, with the remainder maturing in 2032.
     Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
     In the case of variable rate demand obligations (“VRDOs”), a two-component rating system is assigned by Moody’s, a long or short-term rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand, using a variable municipal investment grade rating. Moody’s credit ratings for long-term aspect of VRDOs are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Aa is the second highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its municipal bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Moody’s credit ratings for the short-term or demand aspect of VRDOs are on a rating scale that ranges from VMIG 1 to SG, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of VMIG 1 is the highest of four categories.
     Moody’s also uses credit ratings for the short-term or demand aspect of VRDOs on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of P-1 is the highest of four categories.
     Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the AAA rating is the highest and the A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

     S&P assigns a dual rating to debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. S&P’s long-term debt rating symbols are used for bonds to denote the long-term maturity and its short-term debt (including commercial paper) rating symbols are used for the put option. According to S&P, the AAA rating is the highest of ten major categories. S&P’s credit ratings for short-term debt are on a rating scale that ranges from A-1 to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A-1 rating is the highest of six major categories. Within the A-1 category, certain obligations are designated with a plus (+) sign. This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.
     Dominion Bond Rating Service Limited (“DBRS”) credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the middle of three subcategories within the third highest of ten major categories. The assignment of a “(high)”, “(middle)” or “(low)” modifier within each rating category indicates relative standing within such category. The “(high)”, “(middle)” and “(low)” grades are not used for the AAA category.
     Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES
     Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange, the New York Stock Exchange and the London Stock Exchange. The majority of trading of Barrick’s common shares takes place on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2006, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading			Share Price Trading
	Range		Share Volume	Range		Share Volume
	High	Low		High	Low
2006	(C$ per share)		(millions)	($ per share)		(millions)
January	35.70	33.30	81.4	31.46	28.82	93.4
February	35.35	31.05	64.7	30.98	27.36	66.6
March	32.08	29.86	69.6	28.18	25.65	73.9
April	35.32	32.47	49.9	31.11	27.74	65.3
May	38.65	33.60	71.9	35.23	30.06	102.2
June	33.83	29.95	58.4	30.69	26.89	70.2
July	34.74	32.11	40.4	30.80	28.28	52.7
August	37.34	34.35	52.6	33.48	30.51	57.1
September	37.78	31.78	53.5	34.04	28.35	66.4
October	34.75	31.96	51.4	31.00	28.41	65.8
November	35.76	32.53	68.6	31.44	28.34	67.4
December	35.90	34.36	36.9	31.50	29.90	45.3

MATERIAL CONTRACTS
     Set out below is a description of Barrick’s material contracts as at December 31, 2006.
     On March 6, 2003, Placer Dome entered into an Indenture (the “Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.
     On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.
     On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.
     On October 10, 2003, Placer Dome entered into a Third Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $230 million principal amount of 2.75% convertible debentures on October 10, 2003. This Third Supplemental Indenture, together with the original Indenture, sets out the terms and conditions pertaining to the $230 million principal amount 2.75% convertible debentures.

     On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank. Pursuant to such Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.
     On October 12, 2006, Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of copper-linked notes (the “Copper-Linked Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee. The Indenture sets out the terms and conditions pertaining to the Copper-Linked Notes, which include an unconditional guarantee by Barrick.
     On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the Copper-Linked Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick as guarantors and The Bank of New York, as trustee. The Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, Barrick BIBC and Barrick (HMC).
TRANSFER AGENTS AND REGISTRARS
     Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.
DIVIDEND POLICY
     In each of 2004, 2005 and 2006, Barrick paid a total cash dividend of $0.22 per common share –$0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Barrick.
DIRECTORS AND OFFICERS OF THE COMPANY
     Reference is made to the sections “Election of Directors” and “Statement of Corporate Governance Practices” on pages 6 to 19 of the Management Information Circular and Proxy Statement of the Company dated March 19, 2007 for information regarding directors of the Company and the Committees of the Board which pages are incorporated herein by reference. The Management Information Circular and Proxy Statement of the Company is available on SEDAR at www.sedar.com and is furnished to the SEC on Form 6-K, which can be found on EDGAR at www.sec.gov. As of March 14, 2007, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 0.3% of the outstanding common shares of Barrick.

     Mr. J.L. Rotman, a director of the Company, has been a director of other companies, which, during the past ten years, have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trade order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998 and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999. Paragon Entertainment Corporation made a filing under the Companies Creditors Arrangement Act in April 1998; Mr. Rotman resigned as a director of Paragon in June 1998. Mr. M.A. Cohen, a director of the Company, is a director of Collins & Aikman Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company. On May 17, 2005, Collins & Aikman and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.
Executive Officers of the Company
     The following are the executive officers of the Company as at March 28, 2007:

Name (age) and municipality of	Office
residence	(date became an Officer)	Principal occupations during past 5 years
Peter Munk (79) Toronto, Ontario Canada	Chairman and Director (1984)	Chairman of the Company; Chairman of Trizec Properties, Inc. (real estate) and Chairman and Chief Executive Officer, Trizec Canada Inc. (real estate); prior to May 2002, Chairman, TrizecHahn Corporation (real estate).

C. William D. Birchall (64) Toronto, Ontario Canada	Vice Chairman and Director (2005)	Vice Chairman of the Company; prior to July 2005, Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary; prior to January 2005, Chairman of Barrick International Bank Corp., a Barrick subsidiary.

Gregory C. Wilkins (51) Toronto, Ontario Canada	President and Chief Executive Officer (2003) and Director (1991)	President and Chief Executive Officer of the Company; prior to February 2003, Corporate Director of the Company; prior to May 2002, Vice-Chairman, TrizecHahn Corporation (real estate); prior to March 2001, President and Chief Operating Officer, TrizecHahn Corporation.

Alexander J. Davidson (55) Toronto, Ontario Canada	Executive Vice President, Exploration and Corporate Development (1993)	Executive Vice President, Exploration and Corporate Development of the Company; prior to March 2005, Executive Vice President, Exploration of the Company; prior to May 2003, Senior Vice President, Exploration of the Company.

Name (age) and municipality of	Office
residence	(date became an Officer)	Principal occupations during past 5 years
Gordon Fife (48) Newmarket, Ontario Canada	Executive Vice President, Organization Effectiveness (2002)	Executive Vice President, Organization Effectiveness of the Company; prior to May 2006, Senior Vice President, Organization Effectiveness of the Company; prior to February 2004, Vice President, Organizational Effectiveness of the Company.

Patrick J. Garver (55) Toronto, Ontario Canada	Executive Vice President and General Counsel (1993)	Executive Vice President and General Counsel of the Company.

Peter J. Kinver (51) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer (2003)	Executive Vice President and Chief Operating Officer of the Company; prior to February 2004, Executive Vice President, Operations of the Company; prior to August 2003, Divisional Director, Western Division, Anglo American Platinum plc (platinum mining).

Jamie C. Sokalsky (49) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer (1993)	Executive Vice President and Chief Financial Officer of the Company; prior to April 2004, Senior Vice President and Chief Financial Officer of the Company.

Gregory A. Lang (52) Sandy, Utah U.S.A.	President, North America (2001)	President, North America of the Company; prior to September 2005, Vice President North America Operations of the Company; prior to February 2004, Vice President, Australian Operations of the Company; prior to December 2001, Vice President, Australia, Homestake Mining Company (gold mining).

Igor Gonzales (52) La Molina, Lima, Peru	President, South America (2004)	President, South America of the Company; prior to September 2005, Vice President, Peru of the Company; prior to February 2004, Vice President and General Manager, Pierina mine, of the Company.

Joc O’Rourke (46) Perth, Australia	President, Australia-Pacific (2006)	President, Australia Pacific of the Company; prior to May 2006, Executive General Manager, Australia for Placer Dome; prior to January 2005, General Manager WA Operations, at Iluka Resources Limited; prior to August 2003, General Manager, Operations at Minara Resources Ltd.

AUDIT COMMITTEE
Audit Committee Mandate
Purpose
1. The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (iv) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.
2. The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.
Committee Responsibilities
3. The Committee’s responsibilities shall include:
External Auditors
(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditors;
Financial Reporting
(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(1)	reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;
Internal Controls Over Financial Reporting
(o)	reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;
(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;
(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;
(r)	establishing procedures for:
(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;
Internal Audit
(s)	reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;
Other
(u)	meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)	reporting regularly to the Board;

(w)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.
Responsibilities of the Committee Chair
4. The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:
(a)	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.
Powers
5. The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.
Composition
6. The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors, a majority of whom shall be resident Canadians. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.
7. All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.
8. Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.
9. If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

[1]	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Meetings
10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.
11. The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.
Composition of the Audit Committee
     The Audit Committee is comprised entirely of independent directors (S.J. Shapiro, D.J. Carty, J.W. Crow and P.A. Crossgrove). H.L. Beck was a member of the Audit Committee until May 4, 2006, and D.J. Carty and J.W. Crow became members of the Audit Committee on May 4, 2006. There were eight meetings of the Audit Committee during 2006. All of the members of the Audit Committee attended all of the meetings held in 2006 while they were members.
     All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.
     The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”, however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Donald J. Carty, 60	Mr. Carty is Vice Chairman and Chief Financial Officer of Dell, Inc.,
Dallas, Texas, USA	a computer company. From 1998 to 2003, he was the Chairman and
Chief Executive Officer of AMR Corp. and American Airlines. Mr.
Carty is the Chairman of Porter Aviation Holdings Inc. and Porter
Airlines Inc. Mr. Carty is also a director of CHC Helicopter
Corporation, Sears Holding Corp., Solution Inc. Ltd., and Big
Brothers Big Sisters. He is a trustee of Southern Methodist University.
He holds an undergraduate degree and an honorary doctor of laws from Queen’s University and a master’s degree in business
administration from Harvard University. Mr. Carty is an Officer of the
Order of Canada.

Peter A. Crossgrove, 70	Mr. Crossgrove is a corporate director. Prior to May 2005, Mr.
Toronto, Ontario, Canada	Crossgrove was the Chairman of Masonite International Corporation,
a door manufacturing company. He is also a director of Quadra Logic
Technologies Inc., Dundee REIT, Excellon Resources and West
Timmins Mining Inc. Mr. Crossgrove is the Chairman of Cancer
CARE Ontario and Chairman of the Canadian Association of
Provincial Cancer Agencies. He holds an undergraduate degree from
McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr.
Crossgrove is a recipient of the Queen’s Jubilee Medal and an Officer of the Order of Canada.

John W. Crow, 70	Mr. Crow is President of J&R Crow Inc., an economic and financial
Toronto, Ontario, Canada	consulting firm. He is also a director of Rockwater Capital
Corporation, High Income Principal and Yield Corporation, High
Income Preferred Shares Corporation, Coastal Income Corporation
and OFI Income Fund. He is a Senior Fellow of the CD. Howe
Institute and the Chairman of Arts for Children of Toronto. Mr. Crow
served as the Governor of the Bank of Canada from 1987 to 1994. Mr.
Crow holds an undergraduate degree from Oxford University.

Steven J. Shapiro, 54	Mr. Shapiro is a corporate director. Prior to May 2006, he was
Houston, Texas, USA	Executive Vice President, Finance and Corporate Development, and a
director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice
President and Chief Financial Officer of Burlington Resources, Inc.,
and prior to January 2003, he was Senior Vice President and Chief
Financial Officer of Burlington Resources, Inc. He is also a director of
El Paso Corporation. He serves as chairman of the executive
committee of the American Petroleum Institute’s general committee on finance. Mr. Shapiro holds an undergraduate degree from Union
College and a master’s degree in business administration from
Harvard University.
Participation on Other Audit Committees
     The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. P.A. Crossgrove and J.W. Crow each currently serve on the audit committees of three other public companies. Barrick’s Board of Directors has determined that the service of these directors on the audit committees of such other companies does not impair their respective ability to effectively serve on the Audit Committee, particularly given their experience as directors of public companies and the fact that each is retired from full-time employment.
Audit Committee Pre-Approval Policies and Procedures
     Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis. Non-audit services for which the estimate of fees does not exceed $100,000 may be approved by the Chairman of the Audit Committee, provided that any such pre-approval is reported to the full Audit Committee at its next meeting.

External Auditor Service Fees
     PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2006 and 2005 for professional services rendered to Barrick:

Fees	2006	2005
(amount in millions)
Audit Fees[1]	$7.2	$2.9
Audit-Related Fees[2]	0.2	0.7
Tax Fees[3]	1.7	0.5
All Other Fees[4]	0.1	0.1

Total	$9.2	$4.2

[1]	Audit Fees comprise professional services for the audit of Barrick’s annual financial statements, review of Barrick’s interim financial statements, and services normally provided in connection with Barrick’s statutory and regulatory filings. The Audit Fees for 2006 have increased by $4.3 million compared to 2005 primarily due to the acquisition of Placer Dome and 2006 being the first year of attestation under Section 404 of the Sarbanes-Oxley Act.

[2]	Audit-Related Fees comprise amounts paid for consultations on accounting developments and the accounting for potential corporate transactions. In 2005, Audit-Related Fees included approximately $675,000 for Sarbanes-Oxley preparation services.

[3]	Tax Fees comprise amounts paid for tax compliance and advisory services.

[4]	In 2006, Other Fees included approximately $64,000 for non-audit related services. In 2005, Other Fees included approximately $50,000 for non-audit related services.
CONTROLS AND PROCEDURES
     Disclosure controls and procedures are designed to ensure that information required to be disclosed by Barrick in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
     An evaluation was carried out under the supervision of and with the participation of Barrick’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the SEC) as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.
     Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, Barrick’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting will prevent or detect all error and all fraud.
     There has been no change in Barrick’s internal control over financial reporting during the year ended December 31, 2006 that materially affected, or that is reasonably likely to materially affect, Barrick’s internal control over financial reporting. For additional information, see Barrick’s “Management’s Report on Internal Control Over Financial Reporting” in its 2006 Annual Report.
     Barrick will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.
ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 19, 2007. As well, additional financial information is provided in the Company’s 2006 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under U.S. GAAP) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2006 (as prepared under U.S. GAAP), each of which is available electronically from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) and from the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.